The information in this preliminary prospectus supplement is not complete and may be changed. Neither this prospectus supplement nor the accompanying base prospectus is an offer to sell these securities, and we are not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 7, 2004

Prospectus supplement

(To prospectus dated September 24, 1999)

10,000,000 shares

Common stock

We are selling 10,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.” On June 4, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $12.08 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Range Resources, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 1,500,000 additional shares to cover over-allotments, if any.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 5 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or accompanying base prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Friedman Billings Ramsey

Jefferies & Company, Inc.

Johnson Rice & Company L.L.C.

KeyBanc Capital Markets

Raymond James

June      , 2004

THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THE PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE SPECIFIC TERMS OF THIS OFFERING. THE SECOND PART IS THE BASE PROSPECTUS, WHICH GIVES MORE GENERAL INFORMATION, SOME OF WHICH MAY NOT APPLY TO THIS OFFERING. GENERALLY, WHEN WE REFER ONLY TO THE “PROSPECTUS,” WE ARE REFERRING TO BOTH PARTS COMBINED.

IF THE DESCRIPTION OF THIS OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

Where you can find more information

We file annual, quarterly and other reports with, and furnish other information to, the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the base prospectus and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual report on Form 10-K/A for the year ended December 31, 2003;

•	Quarterly report on Form 10-Q for the period ended March 31, 2004;

•	Current Reports on Form 8-K filed on January 5, 2004, filed on May 3, 2004, filed on May 5, 2004, filed on June 1, 2004 and filed on June 7, 2004;

•	The description of our common stock contained in the registration statement on Form 8-A, dated July 16, 1996 (File No. 1-12209); and

•	All other documents filed by us with the SEC under 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement but before the end of the offering of the securities made by this prospectus supplement.

You may request a copy of any document incorporated by reference in this prospectus supplement at no cost by writing or calling us at the following address:

Rodney Waller

Range Resources Corporation
777 Main Street, Suite 800
Fort Worth, Texas 76102
(817) 870-2601

ii

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement, the base prospectus and the documents incorporated by reference. Because it is a summary, it is not complete and does not contain all information that is important to you. You should carefully read the entire prospectus supplement, the base prospectus and the documents incorporated by reference, including the section entitled “Risk factors” and the financial statements and related notes to those financial statements incorporated by reference, before making an investment decision.

Unless otherwise noted herein, as used in this prospectus supplement, “Range Resources,” “Range,” “Company,” “our company,” “we,” “our,” “ours” and “us” refer to Range Resources Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of certain oil and natural gas terms.”

Range Resources Corporation

We are an independent oil and natural gas company engaged in the acquisition, development and exploration of oil and natural gas properties, in the Southwest, Appalachia and Gulf Coast, including the Gulf of Mexico, regions of the United States. We seek to increase our reserves and production through a balanced combination of development drilling, exploitation projects, exploration and acquisitions.

We have a geographically diverse asset base focused on three core areas. The Southwest division’s properties are located in the Permian Basin of West Texas, the East Texas Basin, the Anadarko Basin of western Oklahoma and the Texas Panhandle. Our Gulf Coast division operates properties onshore in Texas, Louisiana and Mississippi and holds a non-operating interest in approximately 40 offshore properties in the shallow waters of the Gulf of Mexico. In 1999 we formed Great Lakes Energy Partners, L.L.C. (“Great Lakes”), a joint venture 50% owned by us and 50% owned by FirstEnergy Corp. (“FirstEnergy”). To form Great Lakes, each party contributed Appalachian and Michigan Basin properties. To equalize the joint venture at 50%-50% ownership, Great Lakes assumed a portion of our debt. Throughout the time that Great Lakes has been in existence, the Appalachian and Michigan Basin properties held by Great Lakes have been operated by former Range mid- and senior-level management who are familiar with the characteristics of oil and natural gas production in Appalachia. As described below, we now plan to acquire the 50% of Great Lakes not currently owned by us.

Pending acquisition

On June 2, 2004, we agreed to purchase FirstEnergy’s interest in Great Lakes for a cash purchase price of $200 million plus an optional cash payment equal to 50% of Great Lakes’ commodity hedge liability, currently estimated to be $25.9 million based on a June 30, 2004 closing date, (“Optional Hedging Payment”). The transaction also includes the assumption of debt, which totaled $65.5 million as of May 28, 2004, for an aggregate anticipated purchase price of $291.4 million. The acquisition will give us 100% control of Great Lakes’ oil and natural gas reserves and operations, leaseholds, pipelines and working capital at the closing date of the purchase. We expect the Great Lakes acquisition to close on or before June 30, 2004. Upon closing, we plan to fully consolidate Great Lakes into Range. However, the closing of the acquisition is subject to the conditions set forth in the section entitled “Risk factors — Our pending Great Lakes acquisition may not close as anticipated” beginning on

Page S-15 of this prospectus supplement. We cannot assure you that the acquisition will close, and this offering is not conditioned on the closing of the acquisition. We plan to use the proceeds of this offering, along with funds we currently intend to raise in an offering of senior subordinated debt and borrowings under our Senior Credit Facility, to finance all of our obligations related to the purchase. See “Use of proceeds” on page S-21 of this prospectus supplement. We will likely use the proceeds of this offering to temporarily pay down our Senior Credit Facility until the closing of the Great Lakes acquisition or, if for any reason the closing of the Great Lakes acquisition does not occur, for general corporate purposes.

Operating activities

At December 31, 2003, our portfolio of exploration and drilling projects included 2,135 proven development projects and 834,000 gross (376,000 net) acres of undeveloped leasehold. Our estimated proved reserves as of December 31, 2003 were 685 Bcfe, having a pretax present value of $1.4 billion based on constant NYMEX prices of $32.52 per barrel of crude oil and $6.19 per Mmbtu of natural gas. Our estimated proved reserves were 71% natural gas by volume, 72% developed and 93% operated and, at December 31, 2003, had an estimated reserve life index of 11 years. Our expected purchase of the other 50% interest in Great Lakes will add approximately 255 Bcfe of net proved reserves (based on December 31, 2003 proved reserves less anticipated production through June 30, 2004) which are approximately 87% natural gas, 92% operated and the properties have an estimated 20-year reserve life. We estimate the purchase will add approximately 36 Mmcfe a day to our production, increase our leasehold position by 664,000 net acres and give us full control of 5,100 miles of natural gas gathering systems having a throughput of over 100 Mmcfe per day. The acquisition is expected to increase our estimated proved reserves by 38% to 946 Bcfe, increase our production by 23% to 195 Mmcfe a day and lengthen our reserve life index by 18% to 13 years (based on pro forma 2003 results).

Business strategy

In 2001, we revised our business strategy to focus on increasing reserves and production through a balanced strategy of drilling primarily internally generated prospects coupled with complementary acquisitions in our core areas. Previously, we increased reserves and production primarily through acquisitions and the subsequent exploitation drilling of the low-risk development opportunities acquired. Currently, our acquisition effort is focused within our operating core areas. To achieve more balanced growth, we have enhanced our technical approach by expanding our technical staff, developing our project inventory and funding increased investment in land, seismic and exploration activity.

In implementing our strategy, we seek to:

•	Expand our drilling inventory. A key element of our balanced approach is expanding our drilling inventory. Four years ago our project inventory consisted primarily of low-risk, low-impact opportunities. In the past four years, a number of higher impact opportunities have been added in Midcontinent, East Texas, onshore Gulf Coast and Appalachia. These prospects generally are more costly to drill and carry higher risk. However, they target larger reserve accumulations having the potential for material reserve additions. Additionally, our goal is to develop several high-potential exploration projects each year which involve a significant degree of risk but substantial prospective return.

•	Diversify geographically. As discussed above, we currently operate in three regions. The pending acquisition of Great Lakes greatly expands our asset base in Appalachia. Concentrating our drilling efforts in core areas allows us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale. Operating in these core areas allows us to combine the production characteristics of each area to balance our portfolio. For example, more predictable, long-lived Appalachian wells help mitigate the risk and rapid decline inherent in high-rate, short-lived Gulf Coast wells. We believe our geographic diversification supports our overall goal to maintain a long-lived reserve base and achieve consistently favorable financial results.

•	Identify complementary acquisitions. We target incremental acquisitions in existing core areas. One of our current growth initiatives includes identifying acquisition candidates where our existing scientific knowledge is transferable. In 2002, we completed $15.6 million of purchases. The purchases included producing wells and undeveloped acreage in the Watonga-Chickasha trend of Oklahoma and in the Clinton-Medina trend of Appalachia. In December 2003, we acquired properties in Sterling County of West Texas for $88.0 million. In 2004, we purchased properties in New Mexico for $22.5 million and, as previously indicated, are currently in the process of purchasing the 50% of Great Lakes that we do not currently own.

•	Manage our risk exposure. Because certain of our exploration projects may involve high dry hole costs, we often bring in industry partners on a promoted basis in order to reduce financial exposure. We generally plan to limit our exploratory expenditures to no more than 20% of the total capital budget per year. We also intend to invest in seismic data at a higher level than in the past. By equipping our geologists and geophysicists with state-of-the-art seismic technology, we hope to multiply the number of higher potential prospects we drill without substantially adding to dry hole risk.

•	Maintain flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our capital budget throughout the year. We may defer capital projects in order to seize an attractive acquisition opportunity. If certain areas generate higher than anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere. Positive initial results have caused us to increase capital spending in 2004 for seismic, leasehold and drilling. In 2002 and 2003, successful exploratory and step-out drilling, along with complementary acquisitions, combined to establish new areas for future growth. In 2004, we are building upon this progress. We are focused on increasing the rate at which we identify new drilling prospects, acquire leaseholds and commence drilling operations. Our 2004 capital budget, excluding acquisitions, of $136.5 million represents a 29% increase over 2003. With the closing of the Great Lakes acquisition, we plan to further increase our 2004 capital budget, excluding acquisitions, to $148.6 million.

Updated information relating to our debt, hedging position, production and operations

During the first quarter of 2004, we reduced our debt by $9.6 million to $348.6 million at March 31, 2004. The debt was reduced as a result of applying excess cash flow to pay down our Senior Credit Facility. At March 31, 2004, availability under our Senior Credit Facility was $68.9 million. A summary of our debt as of March 31, 2004 is provided in the table below.

As of
(in thousands)	March 31, 2004

Long-term debt
Senior Credit Facility	$171,100
Great Lakes Credit Facility(1)	67,500
7 3/8% senior subordinated notes due 2013	98,362
6% convertible subordinated debentures due 2007	11,649

Total	$348,611

(1) This represents our share of the Great Lakes Credit Facility, based on the 50% of Great Lakes we currently own and proportionately consolidate.

Since March 31, 2004, the 6% convertible subordinated notes have been reduced $2.7 million, and the Senior Credit Facility increased $22.3 million primarily due to the acquisition of certain New Mexico properties. Assuming the completion of this offering, the Great Lakes acquisition, including the consolidation of the Great Lakes Credit Facility into an amended and restated senior credit facility and a potential offering of our senior subordinated notes, we expect our debt will be approximately as follows:

Projected as of
(in thousands)	July 1, 2004

Projected long-term debt
Senior Credit Facility	$342,478
7 3/8% senior subordinated notes due 2013	196,792
6% convertible subordinated debentures due 2007	8,904

Total	$548,174

We enter into hedging agreements to reduce the impact of oil and natural gas price volatility on our operations. At March 31, 2004, swaps were in place covering 44.4 Bcf of natural gas at prices averaging $4.11 per Mmbtu, 1.1 million barrels of oil at prices averaging $25.65 per barrel and 0.6 million barrels of NGLs at prices averaging $20.84 per barrel. We also have collars covering 16.6 Bcf of natural gas at weighted average floor and cap prices of $4.25 to $6.47 per mcf and 1.6 million barrels of oil at prices of $24.23 to $30.55 per barrel. Their fair value at March 31, 2004 (the estimated amount that would be realized on termination based on contract price and a reference price, generally NYMEX) was a net unrealized pre-tax loss of $96.3 million.

Based on drilling results through March 31, 2004, we are on track to meet our production and reserve growth targets for 2004. As previously disclosed, our first quarter production target was 174 to 176 Mmcfe per day. Our first quarter production averaged 177 Mmcfe per day, an increase of 15% compared to 154 Mmcfe per day in the first quarter of 2003.

Our higher production in 2003 primarily was attributable to our drilling program. We currently anticipate further production increases in 2004 due to successful drilling and recent significant acquisitions. In the first quarter of 2004, we expended approximately $29.0 million of our $136.5 million capital budget, excluding acquisitions, to fund the drilling of 78 (48.1 net) wells and 15 (11 net) recompletions. Drilling activity in the second quarter of 2004 is expected to remain at similar levels as we currently have 14 rigs running.

Dividends to stockholders

On April 12, 2004, our Board of Directors declared a dividend of one cent per share on our common stock, paid on May 31, 2004 to stockholders of record at the close of business on May 14, 2004. Our dividend policy is subject to the discretion of our board of directors and may change materially in the future.

We were founded in 1976 and incorporated in Delaware in 1980. Our principal executive offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102, and our telephone number at this location is (817) 870-2601. Our website is located at http://www.rangeresources.com. The information contained or incorporated in our website is not part of this prospectus supplement.

The offering

Common stock offered by Range: 10,000,000 shares (11,500,000 shares if the underwriters’ over-allotment option is exercised in full).

Common stock projected to be outstanding after this offering: 67,033,390 shares (68,533,390 if the underwriters’ over-allotment option is exercised in full). Common stock projected to be outstanding does not include (i) options to purchase 4,651,469 shares of common stock outstanding under our stock option plans as of March 31, 2004, and (ii) 462,545 shares of our common stock reserved for issuance upon conversion of our 6% convertible subordinated debentures due 2007 outstanding as of March 31, 2004 and (iii) approximately 5.9 million shares of our common stock issuable upon the conversion of our 5.9% cumulative convertible preferred stock.

Use of proceeds

We plan to use the net proceeds of this offering to finance a portion of our obligations relating to the Great Lakes acquisition. We may also use the proceeds of this offering to temporarily pay down our Senior Credit Facility until the closing of the Great Lakes acquisition. However, this offering is not conditioned on the closing of the Great Lakes acquisition. Therefore, if for any reason the closing of the Great Lakes acquisition does not occur, the net proceeds may be used for general corporate purposes. For more details on our planned use of proceeds, see “Use of proceeds” on page S-21 of this prospectus supplement.

NYSE Symbol: RRC

Risk factors

An investment in our shares of common stock involves risks. You should carefully consider the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. In particular, you should carefully consider the factors discussed as risk factors set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-12 and on page 5 of the accompanying base prospectus.

Unaudited pro forma financial information

The following unaudited pro forma combined financial information shows the pro forma effect of the Great Lakes acquisition. The unaudited pro forma combined financial information includes a statement of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 which assumes the merger occurred on January 1, 2003. The unaudited pro forma combined financial information also includes a balance sheet as of March 31, 2004 which assumes the acquisition occurred on that date.

		Three months
	Year ended	ended
	December 31, 2003	March 31, 2004
(in thousands except per share data)	(unaudited)	(unaudited)

Statement of operations data:
Revenues
Oil and gas sales	$280,680	$79,681
Transportation and gathering	5,395	863
Gain on retirement of securities	18,526	—
Other	(2,291)	(2,294)

	302,310	78,250
Expenses
Direct operating	46,133	12,525
Production and ad valorem taxes	13,405	4,381
Exploration	15,877	4,050
General and administrative	26,253	9,375
Interest expense	34,480	6,716
Depletion, depreciation and amortization	103,356	26,355

	239,504	63,402
Income before income taxes	62,806	14,848
Income tax (benefit)
Current	170	—
Deferred	23,275	5,494

	23,445	5,494
Net income	39,361	9,354
Preferred dividends	(803)	(738)

Net income available to common shareholders	$38,558	$8,616

Earnings per common share:
Net income per common share— basic	$0.60	$0.13
Net income per common share— diluted	$0.58	$0.13
Shares outstanding:
Basic	64,272	64,974
Diluted	67,850	73,620

As of
(in thousands)	March 31, 2004

Balance sheet data:
Cash and cash equivalents	$1,010
Total assets	1,163,836
Long-term debt	528,558
Stockholders’ equity	383,500

		Three months
	Year ended	ended
	December 31,	March 31,
	2003	2004

Average daily production:
Crude oil (bbls)	6,395	6,772
NGLs (bbls)	1,098	2,539
Natural gas (mcf)	149,763	156,436
Total (mcfe)	194,716	212,307
Average sales prices (excluding hedging):
Crude oil (per bbl)	$28.28	$32.09
NGLs (per bbl)	18.75	21.29
Natural gas (per mcf)	5.16	5.32
Total (per mcfe)	5.01	5.17
Average sales prices (including hedging):
Crude oil (per bbl)	$23.34	$24.19
NGLs (per bbl)	18.75	18.99
Natural gas (per mcf)	4.00	4.24
Total (per mcfe)	3.95	4.12

Summary condensed consolidated financial data

You should read the summary condensed consolidated financial data set forth below in conjunction with our annual report on Form 10-K/A for the year ended December 31, 2003 and our quarterly report on Form 10-Q for the quarter ended March 31, 2004.

The condensed consolidated statement of operations and statement of cash flows data for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying base prospectus. The condensed consolidated balance sheet data as of March 31, 2004, the condensed consolidated statement of operations and statement of cash flows data for the three months ended March 31, 2003 and March 31, 2004 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying base prospectus which, in the opinion of our management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Our operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for future periods and do not reflect the effect of the Great Lakes acquisition.

				Three months ended
	Year ended December 31,			March 31,
	2001	2002	2003	2003	2004
(in thousands, except per share data)				(unaudited)	(unaudited)

Statement of operations data:
Revenues:
Oil and gas sales	$208,854	$190,954	$226,402	$54,330	$65,368
Transportation and processing	3,435	3,495	3,509	1,027	467
Gain on retirement of securities	3,951	3,098	18,526	(315)	—
Other(1)	3,375	(5,958)	(2,670)	849	(2,302)

Total revenues	219,615	191,589	245,767	55,891	63,533

Expenses:
Direct operating	34,884	31,869	36,423	9,552	9,995
Production and ad valorem taxes	8,546	8,574	12,894	3,476	4,250
Exploration	5,879	11,525	13,946	2,453	3,567
General and administrative	12,212	17,240	24,377	4,846	8,821
Interest expense and dividends on trust convertible preferred securities	32,179	23,153	22,165	5,544	4,145
Depletion, depreciation and amortization	77,573	76,820	86,549	20,967	22,248
Provision for impairment	31,085	—	—	—	—

Total expenses	202,358	169,181	196,354	46,838	53,026

Income before income tax and accounting change	17,257	22,408	49,413	9,053	10,507
Income tax (benefit)
Current	(406)	(4)	170	4	—
Deferred	—	(3,354)	18,319	4,086	3,887

				Three months ended
	Year ended December 31,			March 31,
(in thousands, except per share data)	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)

Income before cumulative effect of change in accounting principle	17,663	25,766	30,924	4,963	6,620
Cumulative effect of change in accounting principle	—	—	4,491	4,491	—

Net income	17,663	25,766	35,415	9,454	6,620
Gain on retirement of preferred securities	556	—	—	—	—
Preferred dividends	(10)	—	(803)	—	(738)

Net income available to common stockholders	$18,209	$25,766	$34,612	$9,454	$5,882

Comprehensive income (loss)	$63,825	$(40,908)	$13,714	$(5,848)	$(8,499)

Basic earnings per share:
Before cumulative effect of change in accounting principle	$0.36	$0.49	$0.56	$0.10	$0.11

After cumulative effect of change in accounting principle	$0.36	$0.49	$0.64	$0.18	$0.11

Weighted average shares outstanding	50,157	53,070	54,272	53,869	54,974
Diluted earnings per share:
Before cumulative effect of change in accounting principle	$0.36	$0.47	$0.53	$0.09	$0.10

After cumulative effect of change in accounting principle	$0.36	$0.47	$0.61	$0.17	$0.10

Weighted average shares outstanding	51,265	54,418	57,850	55,609	57,738

(1)	Beginning in 2004, the revenues and expenses of our Independent Producers Finance program are presented net in the line item “Other” under “Revenues”. All prior periods have been reclassified to reflect this change.

				Three months ended
	Year ended December 31,			March 31,
(in thousands)	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)

Statement of cash flows data:
Net cash provided by (used in):
Operating activities:	$130,572	$114,472	$125,477	$16,065	$32,222
Investing activities:	(79,163)	(103,950)	(187,635)	(23,956)	(23,229)
Financing activities:	(50,641)	(12,568)	61,455	7,945	(8,711)

Actual as of
March 31, 2004
(in thousands)	(unaudited)

Balance sheet data:
Cash and cash equivalents	$913
Total assets	842,320
Long-term debt	348,611
Stockholders’ equity	267,500

Summary production data

The following table sets forth summary data with respect to our production and sales of oil and natural gas for the periods indicated.

				Three months ended
	Year ended December 31,			March 31,
	2001	2002	2003	2003	2004

Average daily production:
Crude oil (bbls)	5,250	5,131	5,543	5,434	6,009
NGLs (bbls)	893	1,114	1,098	1,045	2,539
Natural gas (mcf)	115,831	112,592	119,206	115,093	126,115
Total (mcfe)	152,684	150,061	159,049	153,969	177,402
Average sales prices (excluding hedging):
Crude oil (per bbl)	$23.34	$23.34	$28.42	$31.44	$32.15
NGLs (per bbl)	17.33	12.93	18.75	20.17	21.29
Natural gas (per mcf)	3.91	3.02	5.10	6.08	5.21
Total (per mcfe)	3.87	3.16	4.94	5.79	5.10
Average sales price (including hedging):
Crude oil (per bbl)	$25.55	$22.25	$23.53	$23.64	$24.38
NGLs (per bbl)	17.33	12.93	18.75	20.17	18.99
Natural gas (per mcf)	3.66	3.50	3.94	3.95	4.15
Total (per mcfe)	3.75	3.49	3.90	3.92	4.05

Risk factors

You should carefully consider and evaluate all the information included in this prospectus supplement, the base prospectus and the documents we have incorporated including the risks described below, before making the decision to purchase our common stock.

This prospectus supplement, the base prospectus and documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus supplement and the base prospectus.

Volatility of oil and natural gas prices

Oil and natural gas prices are volatile, and an extended decline in prices would hurt our profitability and financial condition.

The oil and natural gas industry is typically cyclical, and prices for oil and natural gas can be highly volatile. Historically, the industry has experienced severe downturns characterized by oversupply and/or weak demand. For example, in 1998 and early 1999, oil and natural gas prices fell, which contributed to the substantial losses we reported in those years. By early 2001, oil and natural gas prices reached levels above historical norms. Prices declined in the second half of 2001 but have risen steadily since mid-2002. Recent oil and natural gas prices are at historic highs with oil prices recently reaching up to $42 per barrel and natural gas prices reaching $7.00 per Mcf in some markets. These record oil and natural gas prices have contributed to our positive earnings over the last 12-18 months. However, long-term supply and demand for oil and natural gas is uncertain and subject to a myriad of factors including technology, geopolitics, weather patterns and economics.

Many factors affect oil and natural gas prices including general economic conditions, consumer preferences, discretionary spending levels, interest rates and the availability of capital to the industry. Decreases in oil and natural gas prices from current levels could adversely affect our revenues, net income, cash flow and proved reserves. Significant and prolonged price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we may be unable to replace production.

Hedging transactions may limit our potential gains and involve other risks

To manage our exposure to price risk, we typically enter into hedging arrangements from time to time with respect to a portion of our future production. The goal of these hedges is to limit volatility and increase the predictability of cash flow. These transactions may limit our potential gains if oil and natural gas prices were to rise over the price established by the hedge. For example, at December 31, 2003, we were party to hedging arrangements covering 52.6 Bcf and 1.4 million barrels of oil and 0.7 million barrels of NGLs. The hedges’ fair value was a pre-tax loss of $70.6 million. Due to additional hedging activity and rising prices, the fair value of these hedges on March 31, 2004 had risen to a loss of $96.3 million. If oil and natural gas prices continue to rise, we could be subject to margin calls.

In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;
•	the counterparties to our futures contracts fail to perform under the contracts; or
•	a sudden, unexpected event materially impacts oil or natural gas prices.

Information concerning our reserves and future net reserve estimates is uncertain

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise a significant portion of our reserves, are by their nature uncertain. The reserve data included or incorporated by reference in this prospectus supplement and the accompanying base prospectus is estimated. Although we believe these estimates are reasonable, actual production, revenues and reserve expenditures will likely vary from estimates, and these variances could be material.

The accuracy of any reserves estimate is a function of the quality of available data, engineering and geological interpretation and judgment, assumptions used regarding quantities of oil and natural gas in place, recovery rates and future prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and such variances may be material. Any variance in the assumptions could materially affect the estimated quantity value of the reserves.

If oil and natural gas prices decrease or exploration efforts are unsuccessful, we may be required to take additional writedowns of our oil and natural gas properties

In the past, we have been required to write down the carrying value of our oil and natural gas properties, and there is a risk that we will be required to take additional writedowns in the future. This could occur when oil and natural gas prices are low or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs or deterioration in our exploration results.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. “Impairment” is recognized when the book value of a proven property is greater than the expected undiscounted future cash flows from that property and on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and natural gas prices at the time of the impairment review, as well as a continuing evaluation of development results, production data, economics and other factors. While an impairment charge which reflects our long-term ability to recover on a prior investment does not impact cash or cash flow from operating activities, it reduces our earnings and increases our leverage ratios.

For example, based primarily on the poor performance of certain properties acquired in 1997 and 1998 and significantly lower oil and natural gas prices, we recorded impairments of $215.0 million in 1998 and $29.9 million in 1999. At year-end 2001, we also recorded an impairment of $31.1 million due to year-end prices.

Our business is subject to operating hazards and environmental regulations that could result in substantial losses or liabilities

Oil and natural gas operations are subject to many risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic natural gas and other environmental hazards and risks. If any of these hazards occur, we could sustain substantial losses as a result of:

•	injury or loss of life;
•	severe damage to or destruction of property, natural resources and equipment;
•	pollution or other environmental damage;
•	clean-up responsibilities;
•	regulatory investigations and penalties; and/or
•	suspension of operations.

Our current and former operations are subject to numerous and increasingly strict federal, state and local laws, regulations and enforcement policies relating to the environment. We may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies and may incur costs arising out of property damage or injuries to employees and other persons. These costs may result from our current and former operations and even may be caused by previous owners of property we own or lease. Any past, present or future failure by us to completely comply with environmental laws, regulations and enforcement policies could cause us to incur substantial fines, sanctions or liabilities for cleanup costs or other damages. Incurrence of those costs or damages could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.

We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs that is not fully covered by insurance, it could have a material adverse affect on our financial condition and results of operations.

We are subject to financing and interest rate exposure risks

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue opportunities and place us at a competitive disadvantage. For example, at March 31, 2004, a portion of our borrowings, held through our Great Lakes joint venture, were subject to interest rate swap agreements, which are above market, and therefore, increase our interest expense.

Our industry is highly competitive

We face competition in every aspect of our business, including, but not limited to, acquiring reserves and leases, obtaining goods, services and employees needed to operate and manage our business and marketing oil and natural gas. Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial and other resources than we do.

The oil and natural gas industry is subject to extensive regulation

The oil and natural gas industry is subject to various types of regulations in the United States by local, state and federal agencies. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Numerous departments and agencies, both state and federal, are authorized by statute to issue rules and regulations binding on participants in the oil and natural gas industry. Compliance with such rules and regulations often increases our cost of doing business and, in turn, decreases our profitability.

Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities

We could be subject to significant liabilities related to acquisitions by us. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed.

For example, in 1997 and 1998, we consummated several large acquisitions which proved extremely disappointing. Production from the acquired properties fell more rapidly than anticipated and further development results were far below the results we had originally projected. The poor production performance of these properties resulted in material downward reserve revisions. We cannot assure you that our recent and/or future acquisition activity will not result in similar disappointing results.

In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Our pending Great Lakes acquisition may not close as anticipated

We expect that our pending acquisition of the other 50% of Great Lakes will close without material reduction in value or size on or before June 30, 2004. However, this offering is not conditioned on the closing of the Great Lakes acquisition, which may not ultimately close. The closing of the Great Lakes acquisition is subject to the following material closing conditions:

•	the representations and warranties of both us and the seller are true and correct in all material respects as of the closing date and both parties shall have complied, in all material respects, with all covenants in the purchase agreement;

•	there shall not have occurred a material adverse effect on Great Lakes as defined in the purchase agreement;

•	we shall have obtained financing satisfactory to us or a commitment therefor before June 21, 2004;

•	there shall be no legal proceeding instituted to stop the closing of the acquisition; and

•	certain necessary third party consents shall have been obtained.

We cannot predict the impact on our stock price if the acquisition does not close.

Our success depends on key members of our management and our ability to attract and retain experienced explorationists and other professional personnel

Our success is highly dependent on our senior management personnel, none of which are currently subject to an employment contract. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced explorationists and engineers is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Our future success depends on our ability to replace reserves that we produce

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to find or acquire additional oil and natural gas reserves that are economically recoverable. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and natural gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

A portion of our business is subject to special risks related to offshore operations generally and in the Gulf of Mexico specifically

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production. As a result, reserve replacement needs from new prospects are greater and require us to incur significant capital expenditure to replace production.

New technologies may cause our current exploration and drilling methods to become obsolete

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

Our business depends on oil and natural gas transportation facilities, some of which are owned by others

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Our significant indebtedness could limit our ability to successfully operate our business

We are substantially leveraged and the Great Lakes acquisition, including the accompanying financing transactions, will increase our overall debt levels. We will continue to have significant indebtedness following this offering for the foreseeable future. As of July 1, 2004, on a pro forma basis after giving effect to the use of the estimated net proceeds of this offering, and the other transactions related to the Great Lakes acquisition, we would have an estimated total debt of $525.9 million. Our exploration and development program will require substantial capital resources, estimated to range from $148.6 to $199.2 million per year over the next three years, and the operation of our existing operations will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences to you, including the following:

•	we must dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for our operations;

•	a portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

•	we may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	our degree of leverage may make us more vulnerable to a downturn in our business or the economy generally;

•	the terms of our existing credit arrangements contain numerous financial and other restrictive covenants;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	we may have difficulties borrowing money in the future.

Despite our current levels of indebtedness we still may be able to incur substantially more debt. This could further increase the risks described above.

Any failure to meet our debt obligations could harm our business, financial condition and result of operation

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessfully or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

Common shareholders will be diluted if additional shares are issued

Since 1998, we have exchanged 15.4 million shares of common stock for $96.7 million of debt and convertible securities. The exchanges were made based on the relative market value of the common stock and the debt and convertible securities at the time of the exchange. During 2001, $17.4 million of debt and convertible securities was exchanged for common stock. During 2002, $10.4 million of debt and convertible securities were exchanged for common stock. During 2003, $880,000 of debt was exchanged for common stock. While the exchanges have reduced interest expense, dividends and future repayment obligations, the larger number of common shares outstanding has a dilutive effect on our existing stockholders. Our ability to repurchase securities for cash is limited by the Senior Credit Facility and the 7 3/8% senior subordinated notes agreement. We continue to review alternatives to further strengthen our balance sheet by reducing debt and retiring securities. In addition, we may issue additional shares of common stock, or other securities or debt convertible into common stock, to fund capital expenditures, including acquisitions. If we issue additional shares of our common stock in the future, it will have a dilutive effect on the shares that you purchase in this offering.

Dividend limitations

Limits on the payment of dividends and other restricted payments, as defined, are imposed under our Senior Credit Facility and under our 7 3/8% senior subordinated notes. These limitations may, in certain circumstances, limit or prevent the payment dividends independent of our dividend policy.

Forward-looking statements

The information in this prospectus supplement and the base prospectus, including information and documents incorporated by reference, includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In general, all statements other than statements of historical fact are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. However, management’s assumptions and our future performance are subject to a wide range of business risks and uncertainties and we cannot assure you that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to:

•	production variance from expectations,
•	volatility of oil and natural gas prices,
•	hedging results,
•	the need to develop and replace reserves,
•	the substantial capital expenditures required to fund operations,
•	exploration risks,
•	environmental risks,
•	uncertainties about estimates of reserves,
•	competition,
•	litigation,
•	our sources of liquidity,
•	access to capital,
•	government regulation,
•	political risks,
•	our ability to implement our business strategy,
•	costs and results of drilling new projects,
•	mechanical and other inherent risks associated with oil and natural gas production,
•	weather,
•	availability of drilling equipment and
•	changes of interest rates.

All such forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph, and we undertake no obligation to update or revise any forward-looking statements.

Price range of common stock and dividends declared

Our common stock is listed on the New York Stock Exchange and trades under the symbol “RRC.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the New York Stock Exchange composite tape, and cash dividends declared per share.

	Closing price		Dividends
	Low	High	declared

2002:
First Quarter	$4.03	$5.45	$—
Second Quarter	4.95	5.91	—
Third Quarter	4.05	5.68	—
Fourth Quarter	4.05	5.96	—
2003:
First Quarter	$5.00	$6.20	$—
Second Quarter	5.60	7.43	—
Third Quarter	5.98	7.35	—
Fourth Quarter	6.80	9.86	0.01
2004:
First Quarter	$9.49	$12.13	$—
Second Quarter (through June 4, 2004)	11.07	13.15	0.01

The closing price of our common stock on the New York Stock Exchange on June 4, 2004, was $12.08. As of May 28, 2004, we had approximately 2,120 stockholders of record.

Use of proceeds

Assuming a public offering price of $12.23 per share and assuming the underwriters do not exercise their over-allotment option, we estimate that the net proceeds from this offering (after deducting the underwriters’ discounts and estimated expenses of the offering payable by us) will be approximately $116 million. We plan to use these net proceeds to finance a portion of our obligations relating to the Great Lakes acquisition. We also currently intend to issue approximately $100 million in senior subordinated notes, the net proceeds of which we also expect to contribute to the financing of the Great Lakes acquisition. The sources and uses chart below details the sources and uses of the net proceeds of this offering and the net proceeds of the contemplated senior subordinated debt offering. However, a variety of factors, including but not limited to capital markets conditions, changes in interest rates and/or our own financial condition, could cause us to decide to delay or abandon our plan to raise additional funds through the issuance of any subordinated debt. In addition, we could decide to issue a different capital instrument.

The anticipated sources and uses of this offering and the related transactions are approximately as set forth below. These numbers differ from those shown in the “Range Resources Corporation unaudited pro forma financial information” beginning on page F-1 of this prospectus supplement because the pro forma financial information is presented as of March 31, 2004, whereas the table set forth below shows anticipated sources and uses at the time of this offering and assuming a June 30, 2004 closing of the Great Lakes acquisition:

Sources		Uses

This offering	$122	Great Lakes acquisition cash purchase
		price	$200
Contemplated senior subordinated debt offering	98	Estimated Optional Hedging Payment	26

Additional debt under an amended and restated senior credit facility	83	Consolidation of Great Lakes Credit Facility	66
		Estimated transaction expenses for all transactions including underwriters’ discounts	11

Total sources	$303	Total uses	$303

We may also use the proceeds of this offering to temporarily pay down our Senior Credit Facility until the closing of the Great Lakes purchase. This offering is not conditioned on the closing of the Great Lakes acquisition. Therefore, if for any reason the closing of the Great Lakes acquisition does not occur, the net proceeds may be used for general corporate purposes.

As of June 1, 2004, there was $193.4 million outstanding under our Senior Credit Facility, bearing interest at an average rate of 3.1% with a final maturity of January 1, 2007.

As of June 1, 2004, there was an aggregate of $131.0 million outstanding under the Great Lakes Credit Facility, bearing interest at floating rates which averaged 2.9% with a final maturity of January 1, 2007.

Capitalization

The following table sets forth our capitalization as of March 31, 2004 on an actual basis and on a pro forma basis as adjusted to reflect the application of the estimated net proceeds from the sale of the common stock in this offering and the effects of the Great Lakes acquisition. This table should be read in conjunction with the Selected Consolidated Financial Data included elsewhere in this prospectus supplement and the accompanying base prospectus, and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and accompanying base prospectus.

	March 31, 2004
(in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$913	$1,010
Long-term debt:
Senior credit facility	171,100	320,178
Great Lakes credit facility	67,500	—
7 3/8% senior subordinated notes due 2013	98,362	196,731
6% convertible subordinated debentures due 2007	11,649	11,649

Total long-term debt	$348,611	$528,558

Stockholders’ equity:
Preferred stock, $1 par value; 10,000,000 shares authorized; 1,000,000 of 5.9% cumulative convertible preferred stock issued and outstanding	50,000	50,000
Common stock, $.01 par value; 100,000,000 shares authorized; 56,891,566 (66,891,566 as adjusted), issued and outstanding(2)	569	669
Capital in excess of par value	402,509	518,409
Stock held by employee benefit trust, 1,673,001 shares at cost	(8,705)	(8,705)
Retained earnings (deficit)	(118,129)	(118,129)
Deferred compensation	(773)	(773)
Other comprehensive income	(57,971)	(57,971)

Total stockholders’ equity	$267,500	$383,500

Total capitalization	$616,111	$912,058

(1) In addition to the Great Lakes acquisition, includes an estimated $116.0 million of net proceeds from this offering, and all related transactions, including the offering of additional senior subordinated notes, payment of the Optional Hedging Payment, consolidation of the Great Lakes debt into an amended and restated senior credit facility, increases in our Senior Credit Facility and payment of all transaction expenses.

(2) Outstanding common stock does not include (i) options to purchase 4,651,469 shares of common stock outstanding under our stock option plans as of March 31, 2004, and (ii) approximately 462,545 shares of our common stock reserved for issuance upon conversion of our 6% convertible subordinated debentures due 2007 outstanding as of March 31, 2004 and (iii) approximately 5.9 million shares of our common stock issuable upon the conversion of our 5.9% cumulative convertible preferred stock.

Management

Information regarding the executive officers of the Company as of June 2, 2004 is summarized below:

Name	Age	Officer since	Position

John H. Pinkerton	50	1990	President and Chief Executive Officer
Jeffrey L. Ventura	46	2003	Executive Vice President and Chief Operating Officer
Roger S. Manny	46	2003	Senior Vice President and Chief Financial Officer
Herbert A. Newhouse	59	1998	Senior Vice President— Gulf Coast
Chad L. Stephens	50	1990	Senior Vice President— Corporate Development
Rodney L. Waller	54	1999	Senior Vice President and Secretary

Officers are appointed annually to hold their respective offices by the Board of Directors at the Board’s meeting held in conjunction with the Annual Meeting of Stockholders in May of each year.

John H. Pinkerton, President, Chief Executive Officer and a director, became a director in 1988. He joined the Company, as President in 1990 and was appointed Chief Executive Officer in 1992. Previously, Mr. Pinkerton was Senior Vice President of Snyder Oil Corporation, or SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts in Business Administration from Texas Christian University and his Master of Arts in Business Administration from the University of Texas.

Jeffrey L. Ventura, Executive Vice President and Chief Operating Officer, joined the Company in July 2003. Previously, Mr. Ventura served as President and Chief Operating Officer of Matador Petroleum Corporation which he joined in 1997. Prior to 1997, Mr. Ventura spent eight years at Maxus Energy Corporation where he managed various engineering, exploration and development operations and was responsible for coordination of engineering technology. Previously, Mr. Ventura was with Tenneco, where he held various engineering and operating positions. Mr. Ventura holds a Bachelor of Science degree in Petroleum and Natural Gas Engineering from the Pennsylvania State University.

Roger S. Manny, Senior Vice President and Chief Financial Officer, joined the Company in October 2003. Previously, Mr. Manny served as Executive Vice President and Chief Financial Officer of Matador Petroleum Corporation since 1998. Prior to 1998, Mr. Manny spent 18 years at Bank of America and its predecessors where he served as Senior Vice President in the energy group. Mr. Manny holds a Bachelor of Business Administration degree from the University of Houston and a Masters of Business Administration from Houston Baptist University.

Herbert A. Newhouse, Senior Vice President— Gulf Coast, joined the Company in 1998. Mr. Newhouse had held the position of Senior Vice President— Gulf Coast since joining the Company. Prior to joining Range, Mr. Newhouse served as Executive Vice President of Domain Energy Corporation and as a Vice President of Tenneco Ventures Corporation. Mr. Newhouse

was an employee of Tenneco for over 17 years and has over 30 years of operational and managerial experience in the oil industry. Mr. Newhouse received a Bachelor of Science in Chemical Engineering from Ohio State University.

Chad L. Stephens, Senior Vice President— Corporate Development, joined the Company in 1990. Prior to 2002, Mr. Stephens held the position of Senior Vice President-Southwest. Previously, Mr. Stephens was with Duer Wagner & Co., an independent oil and gas producer for approximately two years. Prior to that, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was with Cities Service Company and HNG Oil Company. Mr. Stephens received a Bachelor of Arts in Finance and Land Management from the University of Texas.

Rodney L. Waller, Senior Vice President and Corporate Secretary, joined the Company in 1999. Since joining the Company, Mr. Waller has held the position of Senior Vice President and Corporate Secretary. Previously, Mr. Waller was Senior Vice President of SOCO, now part of Devon Energy Corporation. Before joining SOCO, Mr. Waller was with Arthur Andersen. Mr. Waller is a certified public accountant and petroleum landman. Mr. Waller received a Bachelor of Arts degree in Accounting from Harding University.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.
Friedman, Billings, Ramsey & Co., Inc.
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Raymond James & Associates, Inc.
Total	10,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $           per share.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          .

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. for a period of 90 days after the date of this prospectus supplement.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, no individual mentioned in the previous sentence, for a period of 90 days after the date of this prospectus supplement, will make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, an affiliate of J.P. Morgan Securities Inc. is a lender under our Senior Credit Facility and will receive a portion of the net proceeds from this offering used to temporarily pay down our Senior Credit Facility until the closing of the Great Lakes acquisition. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas. The underwriters will be represented by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements of Range Resources Corporation as of December 31, 2003 and for the year then ended, have been incorporated by reference into this prospectus supplement and the accompanying base prospectus in reliance upon the report of Ernst & Young LLP independent accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Great Lakes Energy Partners, L.L.C. as of and for the year ended December 31, 2003 and 2002, and for each of the years in the two year period ended December 31, 2003, have been included this prospectus supplement in reliance upon the report of Ernst & Young LLP independent accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Range Resources Corporation as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002, have been incorporated by reference into this prospectus supplement and the accompanying base prospectus in reliance upon the report of KPMG LLP independent accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

H.J. Gruy and Associates, Inc., DeGolyer and MacNaughton and Wright & Company, Inc., independent oil and natural gas consultants, collectively reviewed approximately 87% of the proved reserves, which is incorporated by reference in this prospectus supplement and the accompanying base prospectus. This reserve information is incorporated by reference herein in reliance upon the authority of said firm as experts with respect to such reports.

Glossary of certain oil and natural gas terms

In this prospectus supplement, the following terms have the meanings specified below.

Bbl— One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf— One billion cubic feet.

Bcfe— One billion cubic feet of natural gas equivalents, based on a ratio of 6 mcf for each barrel of oil, which reflects the relative energy content.

Development Well— A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole— A well found to be incapable of producing oil or natural gas in sufficient economic quantities.

Exploratory Well— A well drilled to find oil or natural gas in an unproved area, to find a new reservoir in an existing field or to extend a known reservoir.

Gross Acres Or Gross Wells— The total acres or wells, as the case may be, in which a working interest is owned.

Infill Well— A well drilled between known producing wells to better exploit the reservoir.

LIBOR— London Interbank Offer Rate, the rate of interest at which banks offer to lend to one another in the wholesale money markets in the City of London. This rate is a yardstick for lenders involved in many high value transactions.

Mbbl— One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf— One thousand cubic feet of natural gas.

Mcf Per Day— One thousand cubic feet of natural gas per day.

Mcfe— One thousand cubic feet of natural gas equivalents, based on a ratio of 6 mcf for each barrel of oil or NGL, which reflects relative energy content.

Mmbbl— One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu— One million British thermal units. A British thermal unit is the heat required to raise the temperature of one-pound of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf— One million cubic feet of natural gas.

Mmcfe— One million cubic feet of natural gas equivalents.

Net Acres Or Net Wells— The sum of the fractional working interests owned in gross acres or gross wells.

Present Value (PV)— The present value, discounted at 10%, of future net cash flows from estimated proved reserves, using constant prices and costs in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).

Productive Well— A well that is producing oil or natural gas or that is capable of production.

Proved Developed Non-Producing Reserves— Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved Developed Producing Reserves— Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved Developed Reserves— Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves— The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves— Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion— The completion for production of another formation in an existing well bore.

Reserve Life Index— Proved reserves at a point in time divided by the then annual production rate.

Royalty Interest— An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure— The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC’s rules for inclusion of oil and natural gas reserve information in financial statements filed with the SEC.

Term Overriding Royalty— A royalty interest that is carved out of the operating or working interest in a well. Its term does not necessarily extend to the economic life of the property and may be of shorter duration than the underlying working interest. The term overriding royalties in which the Company participates through Independent Producer Finance typically extend until amounts financed and a designated rate of return have been achieved. If such point in time is reached, the override interest reverts back to the working interest owner.

Working Interest— The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations, and all risks in connection therewith.

Range Resources Corporation

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information shows the pro forma effect of the Great Lakes acquisition. The unaudited pro forma combined financial information includes a statement of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 which assumes the merger occurred on January 1, 2003. The unaudited pro forma combined financial information also includes a balance sheet as of March 31, 2004 which assumes the merger occurred on that date.

The unaudited pro forma combined financial information has been prepared to assist in your analysis of the financial effects of the acquisition. It is based on the historical financial statements of Range and Great Lakes and should be read in conjunction with those historical financial statements and related notes, which are incorporated by reference into this document.

The pro forma information is based on the estimates and assumptions set forth in the notes to such information. It is preliminary and is being furnished solely for information purposes. The pro forma information does not purport to represent what the financial position and the results of operations of the combined company would have actually been had the merger in fact occurred on the dates indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

Range Resources Corporation

Unaudited pro forma balance sheet
As of March 31, 2004

		50%
	Range	Great	Pro Forma
(in thousands, except share data)	Resources	Lakes	adjustments(3)			Pro forma

Assets
Current assets
Cash and equivalents	$913	$97	$			$1,010
Accounts receivable, net	34,895	8,124				43,019
IPF receivables	4,400	—				4,400
Unrealized derivative gain	21	21				42
Deferred tax asset	30,159	—				30,159
Inventory and other	9,774	812				10,586

	80,162	9,054				89,216

IPF receivables	6,640	—				6,640
Unrealized derivative gain	23	23				46
Oil and gas properties, successful efforts method	1,374,697	300,437		(6,520	)(a)	1,668,614
Accumulated depletion and depreciation	(651,403)	(81,492)		81,492	(a)	(651,403)

	723,294	218,945		74,972		1,017,211

Transportation and field assets	41,581	29,254		(14,748	)(a)	56,087
Accumulated depreciation and amortization	(19,702)	(14,748)		14,748	(a)	(19,702)

	21,879	14,506				36,385

Other	10,322	261		3,755	(b)	14,338

	$842,320	$242,789		$78,727		$1,163,836

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$29,056	$5,340	$			$34,396
Asset retirement obligation	5,333	—				5,333
Accrued liabilities	12,114	3,186				15,300
Unrealized derivative loss	76,604	18,237		(17,926	)(c)	76,915

	123,107	26,763		(17,926)		131,944

Senior debt	171,100	—		149,078	(d)	320,178
Non-recourse debt	67,500	67,500		(135,000	)(d)	—
Subordinated notes	110,011	—		98,369	(d)	208,380
Deferred taxes, net	15,374	—				15,374
Unrealized derivative loss	20,039	6,271		(6,271	)(c)	20,039
Deferred compensation liability	21,556	—				21,556
Asset retirement obligation	46,133	16,732				62,865
Commitments and contingencies
Stockholders’ equity
Preferred stock, $1 par, 10,000,000 shares authorized, 5.9% cumulative convertible preferred stock, 1,000,000 shares issued and outstanding at March 31, 2004 entitled in liquidation to $50.0 million	50,000	—				50,000
Common stock, $.01 par, 100,000,000 shares authorized, 56,891,566 issued and outstanding	569	—		100	(d)	669
Capital in excess of par value	402,509	—		115,900	(d)	518,409
Retained earnings (deficit)	(118,129)	149,579		(149,579	)(a)	(118,129)
Stock held by employee benefit trust, 1,673,001 shares at cost	(8,705)	—				(8,705)
Deferred compensation	(773)	—				(773)
Accumulated other comprehensive income (loss)	(57,971)	(24,056)		24,056	(a)	(57,971)

	267,500	125,523		(9,523)		383,500

	$842,320	$242,789		$78,727		$1,163,836

See notes to unaudited pro forma combined financial statements.

Range Resources Corporation

Unaudited pro forma statement of operations
Year ended December 31, 2003

		50%
	Range	Great	Pro forma
(in thousands, except per share data)	Resources	Lakes	adjustments(3)		Pro forma

Revenues
Oil and gas sales	$226,402	$54,278	$		$280,680
Transportation and gathering	3,509	1,886			5,395
Gain on retirement of securities	18,526	—			18,526
Other	(2,670)	379			(2,291)

	245,767	56,543			302,310

Expenses
Direct operating	36,423	9,710			46,133
Production and ad valorem taxes	12,894	511			13,405
Exploration	13,946	1,931			15,877
General and administrative	24,377	1,876			26,253
Interest expense	22,165	3,884	772	(e)	34,480
			(130	)(f)
			7,789	(g)
Depletion, depreciation and amortization	86,549	14,569	2,238	(h)	103,356

	196,354	32,481	10,669		239,504

Income before income taxes	49,413	24,062	(10,669)		62,806
Income taxes
Current	170	—	—		170
Deferred	18,319	—	4,956	(i)	23,275

	18,489	—	4,956		23,445

Net income	30,924	24,062	(15,625)		39,361
Preferred dividends	(803)	—	—		(803)

Net income available to common shareholders	$30,121	$24,062	$(15,625)		$38,558

Earnings per common share:
Net income per common share— basic	$0.56				$0.60

Net income per common share— diluted	$0.53				$0.58

Shares outstanding:
Basic	54,272		10,000		64,272
Diluted	57,850		10,000		67,850

See notes to unaudited pro forma combined financial statements.

Range Resources Corporation

Unaudited pro forma statement of operations
Three months ended March 31, 2004

		50%
	Range	Great	Pro forma
(in thousands, except per share data)	Resources	Lakes	adjustments(3)		Pro forma

Revenues
Oil and gas sales	$65,368	$14,313	$		$79,681
Transportation and gathering	467	396			863
Loss on retirement of securities	—	—			—
Other	(2,302)	8			(2,294)

	63,533	14,717			78,250

Expenses
Direct operating	9,995	2,530			12,525
Production and ad valorem taxes	4,250	131			4,381
Exploration	3,567	483			4,050
General and administrative	8,821	554			9,375
Interest expense	4,145	464	193	(e)	6,716
			(35	)(f)
			1,949	(g)
Depletion, depreciation and amortization	22,248	3,403	704	(h)	26,355

	53,026	7,565	2,811		63,402

Income before income taxes	10,507	7,152	(2,811)		14,848
Income taxes
Current	—	—	—		—
Deferred	3,887	—	1,607	(i)	5,494

	3,887	—	1,607		5,494

Net income	6,620	7,152	(4,418)		9,354
Preferred dividends	(738)	—	—		(738)

Net income available to common shareholders	$5,882	$7,152	$(4,418)		$8,616

Earnings per common share:
Net income per common share— basic	$0.11				$0.13

Net income per common share— diluted	$0.10				$0.13

Shares outstanding:
Basic	54,974		10,000		64,974
Diluted	57,738		15,882		73,620

See notes to unaudited pro forma combined financial statements.

Range Resources Corporation

Notes to unaudited pro forma combined
financial information

(1) Basis of presentation

The accompanying unaudited pro forma balance sheet and statements of operations present the pro forma effects of the acquisition. The unaudited pro forma balance sheet is presented as though the acquisition occurred on March 31, 2004. The unaudited pro forma statements of operations are presented as though the acquisition occurred on January 1, 2003.

(2) Method of accounting for the acquisition

Range will account for the acquisition using the purchase method of accounting for business combinations. The purchase method of accounting requires that Great Lakes’ assets and liabilities assumed by Range be revalued and recorded at their estimated “fair values.”

The Company previously owned a 50% interest in Great Lakes, and as an investment in an LLC, accounted for its 50% ownership using the proportional consolidation method. Thus, 50% of Great Lakes assets and liabilities and operating results are included in the Company’s historical financial statements.

On June 2, 2004, we agreed to purchase FirstEnergy’s interest in Great Lakes for a cash purchase price of $200 million plus an optional cash payment equal to 50% of Great Lakes’ commodity hedge liability (“Optional Hedging Payment”) which was $24.2 million as of March 31, 2004. The transaction also includes the assumption of debt and other liabilities, which totaled $93.1 million as of March 31, 2004 as described in Note (3) below and $250,000 in transaction expenses, for an aggregate anticipated purchase price of $317.5 million. In consideration for the Optional Hedging Payment, FirstEnergy will reimburse Great Lakes, as a capital contribution, for 50% of each commodity derivative position, and the Company will not assume any commodity derivative liabilities associated with the 50% purchased interest. The Company will determine whether to make the Optional Hedging Payment based on market conditions and other factors at closing. The pro forma financial statements assume the Optional Hedging Payment will be made.

(3) Pro forma adjustments related to the merger

The audited pro forma balance sheet includes the following adjustments:

(a) This entry adjusts the historical book values of Great Lakes assets and liabilities to their estimated fair values as of March 31, 2004. The calculation of the total purchase price and the preliminary allocation of this price to assets and liabilities are shown below:

Calculation and preliminary allocation of purchase price (in thousands):

Cash paid to FirstEnergy	$200,000
Optional Hedging Payment	24,197
Cash paid for transaction costs	250

Total purchase price	$224,447

Plus fair value of liabilities assumed (in thousands):

Current liabilities	$8,837
Long-term debt	67,500
Asset retirement obligation	16,732

Total purchase price plus liabilities assumed	$317,516

Fair value of Great Lakes assets (in thousands):

Current assets	$9,054
Oil and natural gas properties	293,917
Gas gathering and processing assets	14,506
Other non-current assets	39

Total fair value of Great Lakes assets	$317,516

The total purchase price includes $250,000 of estimated merger costs. These costs include investment banking expenses, legal and accounting fees, printing expenses and other acquisition related costs. The purchase also results in the reversal of Great Lakes retained earnings and other comprehensive income.

The purchase price is preliminary and is subject to change due to several factors, including (1) changes in the fair values of Great Lakes’ assets and liabilities as of the effective time of the acquisition, (2) actual acquisition costs incurred, (3) changes in Range’s valuation estimates that may be made between now and the effective time of the acquisition and (4) whether Range chooses to make the Optional Hedging Payment or assume FirstEnergy’s share of the commodity derivative obligation. These changes will not be known until after the effective time of the acquisition. However, Range does not believe that the final purchase price allocation will differ materially from the estimated allocation present herein.

(b) This adjustment reflects the write-off in purchase accounting of $245,000 representing 50% of the deferred financing costs related to the Great Lakes Credit Facility. In addition, the Company plans to incur deferred financing costs of $3.0 million related to the issuance of an additional $100.0 million senior subordinated notes and $1.0 million of deferred financing costs related to an amended and restated senior credit facility.

(c) This adjustment reflects the settlement of 50% of the Great Lakes commodity hedges under the Optional Hedging Payment.

(d) This adjustment reflects the consolidation of the Great Lakes Credit Facility into an amended and restated senior credit facility, the issuance of 10,000,000 shares of Range common stock at an assumed price of $12.23 and the issuance of $100.0 million of additional 7.375% senior subordinated notes, with the remainder of the purchase price ($14.1 million) being financed through the Company’s senior credit facility. The stock transaction includes estimated transaction costs of $6.3 million and the issuance of 7.375% senior subordinated notes includes estimated transaction expenses of $3.0 million and an assumed discount of $1.6 million. Fees for an amended and restated senior credit facility are estimated to be $1.0 million. These pro forma financial statements assume the issuance of the senior subordinated notes; however, depending on market conditions and other factors, the Company may choose to finance the remainder of the purchase price through other means, including additional amounts drawn on an amended and restated senior credit facility.

The unaudited pro forma statement of operations includes the following adjustments:

(e) This adjustment increases interest expense for the effect of additional borrowings under the Senior Credit Facility and amortization of fees associated with an amended and restated senior credit facility.

(f) This adjustment reflects the write-off of 50% of Great Lakes’ deferred financing costs attributed to FirstEnergy’s share of the Great Lakes Credit Facility.

(g) This adjustment increases interest expense for the effect of issuance of an additional $100 million of 7.375% senior subordinated notes and the amortization of the associated discount and estimated issuance costs.

(h) This adjustment revises Great Lakes historical depreciation, depletion and amortization expense to reflect the adjustment of Great Lakes assets from historical book value to fair value. For the oil and gas producing properties, pro forma depletion was calculated using the equivalent units-of-production method.

(i) This adjustment recognizes income tax effects of the adjustments to depreciation, depletion and amortization and interest expense at an effective tax rate of approximately 37%. This adjustment also recognizes tax expense for Great Lakes’ 50% income. Great Lakes did not recognize income taxes as a limited liability corporation.

(4) Net earnings per common share

Net earnings per common share outstanding for the year ended December 31, 2003 and the three months ended March 31, 2004 have been calculated as follows:

	Three months
	ended	Year ended
	March 31,	December 31,
(in thousands)	2004	2003

Numerator:
Net income	$9,354	$39,361
Preferred stock dividends	(738)	(803)

Numerator for basic earnings per share	$8,616	$38,558

Net income	$9,354	$39,361
Effect of dilutive securities	—	—

Numerator for diluted earnings per share after assumed Conversions	$9,354	$39,361

Denominator:
Range weighted average shares outstanding	56,645	55,796
Pro forma increase	10,000	10,000
Stock held in deferred compensation plan	(1,671)	(1,524)

Pro forma shares outstanding-basic	64,974	64,272

Range weighted average shares outstanding	56,645	55,796
Pro forma increase	10,000	10,000
Employee stock options	1,093	442
Common shares assumed issued for convertible preferred	5,882	1,612

Pro forma shares outstanding — diluted	73,620	67,850

On an historical basis for the three months ended March 31, 2004, the convertible preferred shares above were anti-dilutive. However, given the accretive effect of the acquisition, on a pro forma basis, the convertible preferred is dilutive during the three months ended March 31, 2004. The convertible preferred was dilutive for the historical and pro forma earnings per share calculations during 2003.

(5) Supplemental pro forma information on oil and gas operations

Pro forma costs incurred

The following tables reflect the costs incurred in oil and natural gas producing property acquisitions, exploration and development activities of Range and Great Lakes and the combined company on a pro forma basis for the year ended December 31, 2003 and the three months ended March 31, 2004:

	Three months ended
	March 31, 2004			Year ended December 31, 2003

		50%			50%
	Range	Great		Range	Great
(in thousands)	Resources	Lakes	Pro forma	Resources	Lakes	Pro forma

Acquisitions:
Unproved leasehold	$1,487	$168	$1,655	$5,580	$1,824	$7,404
Proved oil and gas properties	1,800	31	1,831	90,723	2,557	93,280
Gas gathering facilities	—	—	—	4,622	—	4,622
Development	22,044	4,690	26,734	83,433	21,648	105,081
Exploration	4,060	743	4,803	22,564	4,382	26,946

Subtotal	29,391	5,632	35,023	206,922	30,411	237,333

Asset retirement obligations	408	20	428	4,597	1,731	6,328

Total	$29,799	$5,652	$35,451	$211,519	$32,142	$243,661

Pro forma quantities of oil and natural gas reserves

Quantities of Proved Reserves

	Crude Oil and NGLs (Mbbls)

		50%
	Range	Great
	Resources	Lakes	Pro forma

Balance, December 31, 2002	22,952	5,689	28,641
Revisions	445	(136)	309
Extensions, discoveries and additions	3,331	116	3,447
Purchases	8,758	177	8,935
Sales	(39)	(7)	(46)
Production	(2,424)	(311)	(2,735)

Balance, December 31, 2003	33,023	5,528	38,551

	Natural Gas (Mmcf)

		50%
	Range	Great
	Resources	Lakes	Pro forma

Balance, December 31, 2002	440,267	218,346	658,613
Revisions	4,625	6,437	11,062
Extensions, discoveries and additions	48,364	14,480	62,844
Purchases	37,734	975	38,709
Sales	(1,076)	(657)	(1,733)
Production	(43,510)	(11,153)	(54,663)

Balance, December 31, 2003	486,404	228,428	714,832

	Natural Gas Equivalents (Mmcfe)

		50%
	Range	Great
	Resources	Lakes	Pro forma

Balance, December 31, 2002	577,977	252,478	830,455
Revisions	7,294	5,621	12,915
Extensions, Discoveries and additions	68,351	15,176	83,527
Purchases	90,284	2,035	92,319
Sales	(1,312)	(700)	(2,012)
Production	(58,053)	(13,019)	(71,072)

Balance, December 31, 2003	684,541	261,591	946,132

		50%
	Range	Great
	Resources	Lakes	Pro forma

Proved developed reserves (Mmcfe)
December 31, 2002	423,280	147,919	571,199
December 31, 2003	493,659	151,310	644,969

Pro forma standardized measure of discounted future cash flows

The following table set forth the standardized measures of discounted future net cash flows relating to proved oil, natural gas and NGL reserves for Range, Great Lakes and the combined company on a pro forma basis as of December 31, 2003:

		50%
	Range	Great
(in thousands)	Resources	Lakes	Pro forma

Future cash inflows	$3,803,479	$1,640,172	$5,443,651
Future costs:
Production	(842,052)	(308,104)	(1,150,156)
Development	(274,029)	(155,035)	(429,064)

Future net cash flows	2,687,398	1,177,033	3,864,431
Income taxes	(740,965)	(328,769)	(1,069,734)

Total undiscounted future net cash flows	1,946,433	848,264	2,794,697
10% discount factor	(943,452)	(520,991)	(1,464,443)

Standardized measure	$1,002,981	$327,273	$1,330,254

The “Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves” (“Standardized Measure”) is a disclosure requirement of SFAS 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

Future cash inflows were estimated by applying year end prices to the estimated future production less estimated future production costs based on year end costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. The average prices used at December 31, 2003 to estimate reserve information were $29.48 per barrel for oil, $19.93 per barrel for natural gas liquids and $6.03 per mcf for natural gas using the benchmark prices of $32.52 per barrel and $6.19 per Mmbtu.

Pro forma changes relating to standardized measure of discounted future net cash flows

		50%
	Range	Great
(in thousands)	Resources	Lakes	Pro forma

Standardized measure, beginning of year	$499,633	$124,167	$623,800
Revisions:
Prices	160,932	129,059	289,991
Quantities	267,906	20,542	288,448
Estimated future development cost	(253,788)	(155,035)	(408,823)
Accretion of discount	96,361	35,415	131,776
Income taxes	(103,375)	(41,118)	(144,493)

Net revisions	168,036	(11,137)	156,899
Purchases	145,772	4,314	150,086
Extensions, discoveries and additions	110,358	32,166	142,524
Production	(177,085)	(44,057)	(221,142)
Development costs incurred	204,137	138,591	342,728
Sales	(2,117)	(1,485)	(3,602)
Changes in timing and other	54,247	84,714	138,961

Standardized measure, end-of-year	$1,002,981	$327,273	$1,330,254

Report of Independent Registered Public Accounting Firm

Management Committee of

Great Lakes Energy Partners, L.L.C.

We have audited the accompanying consolidated balance sheets of Great Lakes Energy Partners, L.L.C. and subsidiaries (a Delaware limited liability company) (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income, members’ equity, accumulated other comprehensive income (loss) and comprehensive income (loss) and cash flows for the two years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Energy Partners, L.L.C. and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

February 11, 2004

[Report of KPMG LLP on the 2001 financial statements of Great Lakes to come]

Great Lakes Energy Partners, L.L.C.

Consolidated balance sheets

	December 31
(in thousands)	2002	2003

Assets
Current assets:
Cash and equivalents	$509	$558
Accounts receivable	14,944	15,756
Derivative instruments (Note 6)	9	232
Inventory and other	1,251	1,324

	16,713	17,870
Oil and gas properties (Note 10)	527,015	593,422
Accumulated depletion and impairment	(156,549)	(158,196)

	370,466	435,226
Transportation, processing and field assets	55,158	58,003
Accumulated depreciation	(24,302)	(28,533)

	30,856	29,470
Derivative instruments (Note 6)	26	500
Other	235	591

	$418,296	$483,657

Liabilities and members’ equity
Current liabilities:
Accounts payable	$9,619	$9,924
Revenues payable	3,947	4,260
Accrued liabilities	4,318	4,590
Accrued compensation	2,170	2,457
Derivative instruments (Note 6)	15,764	28,149
Short-term debt (Note 4)	1	—

	35,819	49,380
Senior debt (Note 4)	153,000	140,000
Derivative instruments (Note 6)	6,376	9,065
Asset retirement obligation (Note 11)	—	32,827
Members’ equity	241,607	286,471
Accumulated other comprehensive loss	(18,506)	(34,086)

Total members’ equity	223,101	252,385

	$418,296	$483,657

See accompanying notes to consolidated financial statements.

Great Lakes Energy Partners, L.L.C.

Consolidated statements of income

	Year ended December 31
	2001	2002	2003
(in thousands)	(Restated)

Revenues
Oil and gas sales	$96,376	$98,642	$108,641
Transportation and gathering	8,086	8,012	8,140
Interest and other (Note 12)	1,008	1,967	673

	105,470	108,621	117,454
Expenses
Direct operating	16,826	15,991	20,441
Transportation and gathering	4,510	4,219	4,367
Exploration	4,053	4,868	3,862
General and administrative	3,677	3,516	3,753
Interest	13,764	10,155	7,216
Loss on interest rate swaps (Note 6)	2,805	551	552
Depletion, depreciation and amortization (Note 2)	24,365	28,515	29,137

	70,000	67,815	69,328
Income before cumulative effect of change in accounting principle	35,470	40,806	48,126
Cumulative effect of change in accounting principle (Note 11)	—	—	3,202

Net income	$35,470	$40,806	$51,328

See accompanying notes to consolidated financial statements.

Great Lakes Energy Partners, L.L.C.

Consolidated statements of members’ equity,
accumulated other comprehensive income (loss) and
comprehensive income (loss)

		Accumulated
		other
	Members’	comprehensive	Comprehensive
(in thousands)	equity	income (loss)	income (loss)

Balance at December 31, 2000 (Restated)	$178,095	$—
Distributions to members (Note 2)	(6,300)	—
Initial value of:
Interest rate derivatives	—	(1,968)
Oil and gas derivatives	—	(31,219)
Change in fair value of derivatives, net of reclassifications to earnings	—	60,748

Other comprehensive income		27,561	$27,561
Net income	35,470	—	35,470

Comprehensive income			$63,031

Balance at December 31, 2001 (Restated)	207,265	27,561
Distributions to members (Note 2)	(6,464)	—
Change in fair value of derivatives, net of reclassifications to earnings	—	(46,067)

Other comprehensive loss		(18,506)	$(18,506)
Net income	40,806	—	40,806

Comprehensive income			$22,300

Balance at December 31, 2002	241,607	(18,506)
Distributions to members (Note 2)	(6,464)	—
Change in fair value of derivatives, net of reclassifications to earnings	—	(15,580)

Other comprehensive loss		(34,086)	$(34,086)
Net income	51,328	—	51,328

Comprehensive income			$17,242

Balance at December 31, 2003	$286,471	$(34,086)

See accompanying notes to consolidated financial statements.

Great Lakes Energy Partners, L.L.C.

Consolidated statements of cash flows

	Year ended December 31
	2001	2002	2003
(in thousands)	(Restated)

Cash flows from operating activities
Net income	$35,470	$40,806	$51,328

Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	(3,202)
Depletion, depreciation and amortization	24,365	28,515	29,137
Change in fair market value of derivative instruments	2,665	934	(1,203)
Amortization of deferred financing costs	1,413	339	260
Gain on sale of properties and assets	(877)	(474)	(653)
Changes in working capital:
Accounts receivable	2,129	(5,912)	(812)
Inventory and other	(7)	(116)	(73)
Accounts payable	415	1,051	436
Revenues payable	(642)	608	313
Accrued liabilities	3,222	(85)	272
Accrued compensation	184	269	287

Net cash provided by operating activities	68,337	65,935	76,090
Cash flows from investing activities
Oil and gas properties	(43,181)	(60,010)	(53,712)
Transportation, processing and field assets	(3,506)	(4,198)	(3,182)
Proceeds on sale of assets	3,710	1,991	934

Net cash used in investing activities	(42,977)	(62,217)	(55,960)
Cash flows from financing activities
Proceeds from indebtedness	12,000	21,000	16,000
Repayments of indebtedness	(31,027)	(18,019)	(29,001)
Debt issuance costs	(250)	(354)	(616)
Distributions to members	(6,300)	(6,464)	(6,464)

Net cash used in financing activities	(25,577)	(3,837)	(20,081)

Change in cash and equivalents	(217)	(119)	49
Cash and equivalents at beginning of year	845	628	509

Cash and equivalents at end of year	$628	$509	$558

See accompanying notes to consolidated financial statements.

Great Lakes Energy Partners, L.L.C.

Consolidated financial statements
Years ended December 31, 2001, 2002 and 2003

1. Organization and nature of business

Nature of business

Great Lakes Energy Partners, L.L.C. (Great Lakes or the Company) is an independent oil and gas company engaged in the development, exploration and acquisition of properties in the Appalachian Basin. Great Lakes expects to increase production by active development of existing fields and exploitation of deeper formations. At December 31, 2003, Great Lakes had proved reserves of approximately 523 Bcfe (unaudited), with an average reserve life that exceeds 20 years (unaudited). The Company owns interests in over 11,000 oil and natural gas wells (unaudited) and has a leasehold position of nearly one million net acres containing over 1,700 proved drilling locations (unaudited).

Formation of company

In September 1999, Range Resources Corporation (Range) and FirstEnergy Corp. (FirstEnergy) each contributed Appalachian oil and gas properties and associated gas gathering and transportation systems and formed Great Lakes. The amounts contributed were subject to adjustment as provided in the formation agreements. In addition, Range contributed $188.3 million of indebtedness and FirstEnergy contributed $2.0 million in cash. The debt contributed by Range was concurrently refinanced with borrowings under a new debt facility (see Note 4). Contributions to Great Lakes made by FirstEnergy were recorded at historical cost. Contributions to Great Lakes made by Range were recorded at historical cost plus an additional $24 million to reflect the partial gain recognized by Range upon formation of Great Lakes. Range and FirstEnergy each retained a 50% ownership interest in Great Lakes and jointly manage its operations.

Operational risks

Great Lakes operates in an environment with many financial and operating risks. These risks include, but are not limited to, the ability to acquire additional economically recoverable oil and gas reserves, the inherent risks related to the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, the highly competitive nature of the industry and worldwide economic conditions. The Company’s ability to expand its reserve base and diversify its operations is also dependent upon obtaining the necessary capital through operating cash flow, borrowings under its credit facility or the receipt of capital.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Great Lakes and all majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition

Great Lakes recognizes revenues from the sale of its products in the period delivered. Great Lakes also receives fees for providing field related services which are recognized as the related services are provided.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid temporary investments with an initial maturity of 90 days or less to be cash equivalents.

Accounts receivable

The Company’s receivables are concentrated in the oil and gas industry. Great Lakes does not view such a concentration as a significantly unusual credit risk. The Company grants credit to customers based on an evaluation of their financial condition and collateral is generally not required. Losses from extending credit are provided for in the financial statements and have historically been within management’s expectations. Great Lakes had recorded an allowance for doubtful accounts of approximately $253,000 and $293,000 at December 31, 2002 and 2003, respectively.

Inventory

Inventory is comprised primarily of pipe and supplies valued at the lower of average cost or market.

Oil and gas properties

Great Lakes follows the successful efforts method of accounting for oil and gas properties. Exploratory costs that result in the discovery of proved reserves and the costs to develop wells are capitalized. In the absence of a determination as to whether the reserves found from an exploratory well can be classified as proved, the costs of drilling such an exploratory well are capitalized but are not carried as an asset for more than one year following the completion of drilling. Geological and geophysical costs, delay rentals and costs to drill unsuccessful exploratory wells are expensed. Depletion is provided on the units-of-production method. Oil is converted to an equivalent unit of natural gas (Mcfe— thousand cubic feet equivalent) at the rate of 6 Mcfe per barrel. The depletion rate was $0.81, $0.91 and $0.91 per Mcfe for the years ended December 31, 2001, 2002 and 2003, respectively. Approximately $4.1 million of unproved oil and gas properties were not subject to depletion as of December 31, 2002 and 2003.

Oil and gas properties are assessed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying amount of the asset. Great Lakes compares the carrying value of its properties to the estimated present value of the future cash flows of the properties or considers such other information the Company believes is relevant in evaluating the properties’ fair value. Such other information may include the Company’s geological assessment of the area, other acreage purchases in the area, or the properties’ uniqueness. The present value of future cash flows from such properties has been adjusted for the Company’s assessment of risk related to the properties. In assessing the risk associated with the properties, Great Lakes considers the recoverability of unproved reserves. In

2002 and 2003, the Company recorded noncash asset impairment charges of $1.4 million and $1.1 million, respectively, to adjust the carrying value of oil and gas properties to estimated fair value. As a result of declining production and unsuccessful drilling results in certain areas of operations, the Company impaired $734,000 of proved properties and $706,000 of unproved properties in 2002 and $1.1 million of unproved properties in 2003. These impairment charges are presented in the consolidated statements of income as a component of depletion, depreciation and amortization.

Transportation, processing and field assets

Great Lakes’ gas gathering systems are in proximity to its principal natural gas properties and are valued at cost less accumulated depreciation. Depreciation is calculated on the straight-line method of accounting based on estimated useful lives ranging from 5 to 20 years.

Field assets are valued at cost less accumulated depreciation. Depreciation of field assets is calculated on the straight-line method based on estimated useful lives ranging from 2 to 7 years, except buildings, which are being depreciated over 5 to 16 years.

Other assets

Other assets are comprised primarily of deferred financing costs in connection with the Company’s revolving credit facility. These costs are being amortized on the straight-line method over the term of the revolving credit facility.

Gas imbalances

Great Lakes uses the sales method of accounting to account for gas imbalances. Under the sales method, natural gas revenue is recognized based on cash received rather than the proportionate share of gas produced. Gas imbalances at December 31, 2001, 2002 and 2003 were not significant.

401(k) and profit sharing plan

The Company sponsors a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 15% of their compensation, with a discretionary Company match of up to 6% of the employee’s compensation. The matching contributions made by the Company totaled approximately $477,000, $550,000 and $604,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Accounting for derivatives

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards. (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. As a result of the adoption of SFAS 133, the Company recognizes all derivative financial instruments as either assets or liabilities at fair value. Gains and losses from the Company’s hedging activities are recognized in earnings as incurred. Derivative instruments that are not hedges must be adjusted to fair value through net income. Under the provisions of SFAS 133, changes in the fair value of derivative instruments that are fair value hedges are offset against changes in the fair value of the hedged assets, liabilities, or firm commitments, through net income. Changes in the fair value of derivative instruments that are cash flow hedges are recognized in other comprehensive income until such time as the hedged items are recognized in net income. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in net income. Deferred gains and losses on terminated hedges will be recognized as increases or decreases to earnings during the same periods in which the underlying forecasted transactions are recognized in net income.

The relationship between the hedging instruments and the hedged items must be highly effective in achieving the offset of changes in fair values or cash flows attributable to the hedged risk, both at the inception of the contract and on an ongoing basis. The Company considers its hedging arrangements to be highly effective. Ongoing assessments of hedge effectiveness will include verifying and documenting that the critical terms of the hedge and forecasted transaction do not change. The Company measures effectiveness at least on a quarterly basis.

Income taxes

Great Lakes is a limited liability company, and accordingly is not subject to federal income taxes. The taxable income of Great Lakes flows through to its owners as defined in the Company’s Members’ Formation Agreement. Great Lakes may be subject to state taxes depending upon the tax regulations of the states in which it conducts operations.

Member distributions

Great Lakes makes quarterly cash distributions to its members for payment of taxes attributable to the Company’s operations. Cash distributions are limited by a financial covenant contained in the Company’s revolving credit facility. At December 31, 2002 and 2003, $25.1 million and $43.4 million, respectively, was available for distribution to its members.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent amounts at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the 2003 presentation.

3. Restatement

During 2002, management engaged KPMG LLP (KPMG) to replace Arthur Andersen LLP as the Company’s independent auditors. In connection with retaining KPMG, the Company requested that KPMG reaudit its operations for the year ended December 31, 2001. The following summarizes the restatement adjustments resulting from the reaudit performed by KPMG.

Year ended December 31, 2001

Upon adoption of SFAS 133 in 2001, certain interest rate swap agreements, which contained a feature that granted the counterparty a right to terminate the agreement before its term,

were accounted for as swaps that qualified for cash flow hedging treatment. It was subsequently determined these interest rate swaps did not qualify as cash flow hedges and the changes in the fair value of these instruments should be recorded to income. The restatement reflects a $2.8 million loss on interest rate swaps to reflect the changes in the fair value of these instruments during 2001.

As described previously, the result of increasing the amount of costs to be amortized and the number of amortization centers, the Company reduced 2001 depletion expense by approximately $1.4 million. In addition, interest and other income decreased by approximately $20,000 on lower gains from property sales resulting from increased asset costs recorded at formation.

The Company increased 2001 oil revenues by approximately $141,000 to reflect the ineffective portion of the changes in fair value of its oil price swaps, which were not originally recorded due to immateriality.

The following information reconciles the previously reported 2001 amounts to the restated consolidated financial information.

	As
	previously	Restatement	As
(in thousands)	stated	adjustments	restated

Consolidated Statement of Income
Year ended December 31, 2001:
Oil and gas sales	$96,235	$141	$96,376
Interest and other	1,028	(20)	1,008
Loss on interest rate swaps	—	2,805	2,805
Depletion, depreciation and amortization	25,793	(1,428)	24,365
Income before taxes	36,727	(1,257)	35,470
Net income	36,727	(1,257)	35,470
Consolidated Statement of Members’ Equity, Accumulated Other Comprehensive Income and Comprehensive Income
Year ended December 31, 2001:
Change in fair value of derivatives	$58,083	$2,665	$60,748
Net income	36,727	(1,257)	35,470
Accumulated and other comprehensive income	24,896	2,665	27,561
Comprehensive income	61,623	1,408	63,031
Members’ equity	188,362	18,903	207,265
Consolidated Statement of Cash Flows
Year ended December 31, 2001:
Net income	$36,727	$(1,257)	$35,470
Depletion, depreciation and amortization	25,793	(1,428)	24,365
Loss (gain) on sale of properties and assets	(897)	20	(877)
Change in derivative fair value	—	2,665	2,665
Change in fair value of derivatives	58,083	2,665	60,748

4. Senior debt

Great Lakes had the following debt outstanding as of the dates shown. The interest rate, excluding the impact of interest rate swaps, on amounts outstanding at December 31, 2003 is shown parenthetically.

	December 31
(in thousands)	2002	2003

Credit Facility— (2.9%)	$153,000	$140,000
Other	1	—

	153,001	140,000
Less amounts due within one year	1	—

Senior debt, net	$153,000	$140,000

Great Lakes maintains a $275 million revolving credit facility (the Credit Facility). The Credit Facility is nonrecourse to Range and FirstEnergy and is secured by Great Lakes’ oil and gas properties. The Credit Facility provides for a borrowing base that is subject to semiannual redeterminations that occur each April and November. At December 31, 2003, the borrowing base on the Credit Facility was $225 million of which $85 million was available. Increases to the borrowing base require approval of all lenders.

The Credit Facility bears interest at various rates depending upon the classification by the lender of the outstanding amounts as either a 30-day or 90-day “LIBOR loan” or a “Base Rate loan.” Interest rates on LIBOR loans range from LIBOR plus an applicable margin of 1.5% to 2.0%. At December 31, 2003, the LIBOR margin was 1.75%. Interest rates on Base Rate loans range from the corporate base rate to 0.5% in excess of the Federal Funds Effective rate, whichever is greater, plus an applicable margin ranging from 0.25% to 0.75%. At December 31, 2003, interest on Base Rate loans was derived from the prime rate (4.0%) plus an applicable margin of 0.5%. No amounts were outstanding under Base Rate loans at December 31, 2003.

During 2003, the Credit Facility was amended to extend the maturity date to January 2007. The Company may at any time, without penalty or premium, prepay the Credit Facility. In the event that the total amount outstanding ever exceeds the borrowing base, the Company would be required to repay 50% of such excess within 90 days and the remaining 50% of such excess within 180 days.

A commitment fee is paid quarterly on the undrawn balance at a rate of 0.25% to 0.50%, depending upon the percentage of the borrowing base drawn. At December 31, 2003, the commitment fee rate was 0.375%. The weighted average interest rate, including the effect of interest rate swaps, on borrowings under this facility was 7.6%, 6.8% and 5.7% for the years ended December 31, 2001, 2002 and 2003, respectively.

The Credit Facility contains various financial covenants relating to net worth, working capital and financial ratio requirements, in addition to various nonfinancial covenants. Great Lakes was in compliance with such covenants as of December 31, 2003. Interest paid for the years ended December 31, 2001, 2002 and 2003 totaled $12.6 million, $9.9 million and $8.8 million, respectively.

5. Acquisitions

In December 2002, the Company acquired approximately 950 oil and gas wells and certain field equipment for approximately $16.2 million in cash. The consolidated financial statements include the operating results from the date of acquisition. The Company attributed $16.1 million to oil and gas properties and $81,000 to transportation, processing and field assets.

In February 2003, the Company acquired approximately 230 oil and gas wells and certain field equipment for approximately $3.9 million in cash. The consolidated financial statements include the operating results from the date of acquisition. The Company attributed $4.9 million to oil and gas properties, $80,000 to transportation, processing and field assets, and $1.1 million to long-term liabilities.

6. Financial instruments and hedging activities

The Company’s financial instruments include cash and equivalents, accounts receivable, accounts payable, and debt obligations. The amounts in the financial statements for cash and equivalents, accounts receivable and payable and short-term debt are considered to be representative of fair value because of the short-term nature of these instruments. The recorded amounts of outstanding borrowings under the Credit Facility approximate fair value as they bear interest at variable rates indexed to LIBOR.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in oil and gas commodity prices and interest rate volatility. The Company does not enter into derivative financial instruments for trading or speculative purposes. These financial instruments, which are primarily in the form of swaps and collars, are generally designated as hedges of underlying exposures associated with forecasted oil and gas sales (oil and gas price swaps and collars) or future cash flows for interest payments on outstanding debt (interest rate swaps). The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of hedging activities. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the swap agreement. However, the counterparties are generally major financial institutions in order to minimize the risk of nonperformance by the counterparty. The creditworthiness of the counterparties is subject to continuing review by management and the Company expects full compliance by the counterparties.

The Company uses oil and gas price swaps and collars to manage the risk that future oil and gas production revenues may be adversely affected by volatility in oil and gas market prices. Under the Company’s oil and gas price swap agreements, the Company agrees to pay a specified NYMEX settlement price times a notional volume amount for the contract month being hedged, and to receive a specified fixed oil and gas price times the same notional volume amount. Under the Company’s oil and gas price collar agreements, the Company agrees to pay a specified NYMEX settlement price times a notional volume amount for the contract month being hedged, and to receive an oil and gas price within a specific range of prices times the same notional volume amount. Changes in the fair value of the Company’s oil and gas swaps and collars are reflected as adjustments to other comprehensive income to the extent the swaps and collars are effective and will be recognized as an adjustment to oil and gas revenue during the period in which the production volumes being hedged are sold. The ineffective portion of the changes in fair value of the Company’s oil and gas price swaps is recorded in income in the period incurred.

The Company has not experienced ineffectiveness on the gas swap agreements because the natural gas is hedged on the same basis that the gas is sold (NYMEX-based sales contracts). Great Lakes has experienced ineffectiveness on its oil hedges because oil is sold to local refineries at the refineries’ posted price, which is different from the NYMEX swap price. Historically, there has been a high correlation between the refineries’ posted price and NYMEX. Oil hedging ineffectiveness was not material to the results of operations for any period presented. During 2001, 2002 and 2003, the Company realized net gains (losses) relating to the cash settlement of these derivatives of approximately $(2.5 million), $12.5 million and $(29.2 million), respectively.

The following table sets forth the Company’s notional volumes and pricing on open oil and gas swap agreements at December 31, 2003:

	Year of production
	2004	2005	2006

Natural gas:
Volumes (billions of British thermal units)	16,980	10,050	1,200
Average price to be received	$4.03	$4.12	$4.80
Crude oil:
Volumes (thousands of barrels)	463	66	—
Average price to be received	$25.91	$25.91	$—

The following table sets forth the Company’s notional volumes and pricing on open oil and gas collar agreements at December 31, 2003:

	Year of production
	2004	2005

Natural gas:
Volumes (billions of British thermal units)	1,800	3,480
Average range of prices to be received	$4.50-$5.74	$4.16-$5.85
Crude oil:
Volumes (thousands of barrels)	—	24
Average range of prices to be received	$—	$24.00- $27.44

The estimated fair value of the Company’s oil and gas swaps and collars at December 31, 2003 is a net derivative liability of approximately $35.7 million. At December 31, 2003, approximately $26.9 million of unrealized net losses on oil and gas swaps and collars in accumulated other comprehensive income (loss) are expected to be reclassified into earnings in 2004. The actual amounts that will be reclassified to earnings in 2004 may vary from this amount as a result of changes in market prices. The effect of the amounts being reclassified from accumulated other comprehensive income (loss) to earnings will generally be offset by the recognition of the hedged transactions (e.g., anticipated sales) in earnings, thereby achieving the realization of prices contemplated by the underlying risk management strategies. The Company has partially hedged its exposure to the variability in future cash flows from oil and gas sales through December 31, 2006.

The Company uses interest rate swap agreements to manage the risk that future cash flows associated with interest payments on amounts outstanding under the variable rate Credit Facility may be adversely affected by volatility in market interest rates. Under the Company’s interest rate swap agreements, the Company agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, a specified variable rate of interest times the same notional principal amount. Changes in the fair value of the Company’s interest rate swaps, which qualify for cash flow hedge accounting treatment, are reflected as adjustments to other comprehensive income (loss) to the extent the swaps are effective and will be recognized as an adjustment to interest expense during the period in which the cash flows related to the Company’s interest payments are made. The ineffective portion of the changes in fair value of the Company’s interest rate swaps is recorded in income in the period incurred. The Company has not experienced ineffectiveness on the interest rate swap agreements because the variable rate debt is hedged on the same basis that the interest payments are made (LIBOR-based interest payments).

Upon adoption of SFAS 133 on January 1, 2001, certain interest rate swap agreements, which contained a feature that granted the counterparty a right to terminate the agreement before their term, did not qualify for cash flow accounting treatment. At the adoption date, the unrecognized fair value of these instruments was a $2.1 million liability, which was recorded on the balance sheet. A corresponding amount was recognized in other comprehensive loss to reflect the transitional adjustment upon adopting the new standard and is being amortized into current earnings as the related interest expense is incurred. Amortization of the initial transition amount recorded in other comprehensive loss reduced income by $558,600, $748,800 and $552,100 in 2001, 2002 and 2003, respectively. Amortization of the remaining transitional amount recorded in other comprehensive loss is expected to reduce income by $199,400 in 2004.

The estimated fair value of the Company’s interest rate swaps at December 31, 2003 is a derivative liability of approximately $0.7 million. During 2001, 2002 and 2003, the Company recognized incremental net interest expense for realized net losses on interest rate swaps of approximately $2.1 million, $4.2 million and $3.6 million, respectively. At December 31, 2003, approximately $1.1 million of unrealized net losses on interest rate swaps in accumulated other comprehensive income are expected to be reclassified into earnings in 2004. The actual amounts that will be reclassified into earnings in 2004 may vary as a result of changes in market interest rates.

The following table sets forth the Company’s notional principal amounts and LIBOR-based interest rates on open interest rate swap agreements at December 31, 2003:

	Notional		Receive	Pay
(in thousands)	amount	Maturities	rate	rate

30-day	$25,000	May 2004	1.12%	7.090%
	20,000	May 2004	1.12%	7.090%
	10,000	December 2004	1.12%	2.375%
	10,000	December 2004	1.12%	2.300%

	65,000
90-day	10,000	June 2005	1.15%	1.390%
	20,000	June 2006	1.15%	1.840%
	15,000	June 2006	1.15%	1.815%

	45,000

Total	$110,000

7. Commitments and contingencies

Great Lakes is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims are likely to be resolved without material adverse effect on the Company’s financial position, results of operations or cash flows.

In 2000, a royalty interest owner filed a suit asking for a class action certification against Great Lakes in New York, alleging that gas was sold to affiliates and gas marketers at low prices, inappropriate postproduction expenses reduced proceeds to the royalty owners, and that Great Lakes improperly accounted for the royalty owners’ share of gas. The action sought a proper accounting for all gas sold, an amount equal to the difference in prices paid and the highest obtainable prices, punitive damages and attorneys’ fees. The case has been remanded to state court in New York. While the outcome of this suit is uncertain, the Company believes it will be resolved without material adverse effect on its financial position, results of operations or cash flows.

Great Lakes leases certain office space and equipment under cancelable and noncancelable operating leases, most of which expire within two years and may be renewed by the Company. Rent expense under such arrangements totaled $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum rental commitments under noncancelable operating leases are as follows:

(in thousands)

Year ended December 31:
2004	$1,443
2005	1,291
2006	674
2007	9
2008	—
2009 and thereafter	—

$3,417

The future minimum rental commitments shown above include monthly rental payments for certain natural gas transportation and compression equipment, a significant portion of which is excluded from rent expense as the amounts are charged back to the related natural gas wells in accordance with the wells’ operating agreements.

8. Related party transactions

Great Lakes sells natural gas to FirstEnergy Solutions Corp. (a wholly owned subsidiary of FirstEnergy). Such transactions are in the ordinary course of business at negotiated prices comparable to similar transactions and prices with other customers. For the years ended December 31, 2001, 2002 and 2003, FirstEnergy Solutions Corp. purchased $88.4 million, $26.9 million and $38.7 million, respectively, of the Company’s gross gas sales. At December 31, 2001, 2002 and 2003, the outstanding receivable amounts due from FirstEnergy Solutions Corp. related to gas sales totaled $2.3 million, $2.7 million and $2.9 million, respectively.

In August 2001, the Company purchased an office building from Range for $825,000. Prior to the building purchase, the Company leased the building from Range. For the year ended December 31, 2001, the Company made office lease payments to Range of $125,000. The Company believes the transactions and amounts described above were on terms as fair to the Company as could have been obtained from unaffiliated third parties. No amounts were outstanding under these agreements at December 31, 2003.

The Company reimburses Range for management services provided to the Company. For the years ended December 31, 2001, 2002 and 2003, the reimbursements amounted to approximately $183,700, $258,000 and $316,200, respectively. At December 31, 2003, the Company owed Range $17,551 for management services provided under this agreement.

The Company reimburses Northeast Ohio Natural Gas Corp. (a wholly owned subsidiary of FirstEnergy until June 30, 2003) for management services provided to the Company. For the years ended December 31, 2001, 2002 and 2003, the reimbursements amounted to $156,000 annually. At December 31, 2003, the Company did not owe Northeast Ohio Natural Gas Corp. any fees for management services provided under this agreement.

The Company paid First Communications (FirstEnergy owns a minority interest in First Communications) approximately $70,600 and $84,700 for the years ended December 31, 2002 and 2003, respectively, for telecommunications services provided to the Company.

9. Major customers

The Company markets its oil and gas production and competitively bids its significant oil and gas contracts. The type of contract under which gas production is sold varies but can generally be grouped into three categories: (a) life-of-the-well; (b) long-term (1 year or longer); and (c) short-term contracts which may have a primary term of one year, but which are cancelable at either party’s discretion in 30-120 days. The majority of the Company’s gas production is currently sold under market-sensitive contracts, which do not contain floor price provisions. For the years ended December 31, 2001, 2002 and 2003, FirstEnergy Solutions Corp. purchased 61%, 26% and 23%, respectively, of the Company’s gross gas sales. In 2003, two other customers accounted for an additional 23% and 18% of total gas sales. Management believes that the loss of any one customer would not have a material adverse effect on the operations of Great Lakes because of the competitive market for oil and gas production in Appalachia. Oil is sold on a basis such that the purchaser can be changed on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. Great Lakes sells to oil purchasers on a basis of price and service.

10. Details of oil and gas properties

The following summarizes selected information with respect to the Company’s oil and gas properties.

	December 31
(in thousands)	2002	2003

Oil and gas properties:
Properties subject to depletion	$522,871	$589,291
Unproved properties	4,144	4,131

Total	527,015	593,422
Accumulated depletion and impairment	(156,549)	(158,196)

Net oil and gas properties	$370,466	$435,226

11. Asset retirement obligation

On January 1, 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations. The Statement requires the Company to recognize an estimated liability for the plugging and abandonment of its oil and gas wells and associated pipelines and equipment. Under SFAS 143, the Company recognizes a liability for asset retirement obligations in the period in which they are incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 requires the Company to consider estimated salvage value in the calculation of DD&A. Consistent with industry practice, historically the Company had assumed the cost of plugging and abandonment would be offset by salvage value received. The adoption of SFAS 143 resulted in (i) an increase to long-term liabilities because retirement obligations are required to be recognized, (ii) an increase to the carrying value of oil and gas properties because the retirement costs are capitalized as a component of the long-lived asset, and (iii) a net increase in DD&A expense, because of the accretion of the retirement obligation and increased basis in the long-lived asset, partially offset by depletion credits recorded to account for the estimated future salvage value of the assets. The asset retirement obligations recorded by the Company relate to the plugging and abandonment of oil and gas wells.

The recorded liability has been derived from an estimate of the future cash flows associated with plugging and abandonment activities and is based on historical experience in plugging and abandoning wells, an assessment of the remaining lives of those wells based on reserve estimates, internal and external estimates as to the future cost to plug and abandon the wells, and federal and state regulatory requirements. The estimated future cash flows include an inflation factor of 3% and have been discounted using an assumed credit-adjusted, risk-free interest rate of 9%. Revisions to the liability could occur due to changes in inflation rates, interest rates, estimates of plugging and abandonment costs or the remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

The adoption of SFAS 143 as of January 1, 2003 resulted in a cumulative effect gain of $3.2 million, which is included in income in the year ended December 31, 2003. The adoption resulted in a January 1, 2003 cumulative effect adjustment to record (i) a $27.4 million increase in the carrying values of proved properties, (ii) a $6.9 million decrease in accumulated depletion, and (iii) a $31.1 million increase in plugging and abandonment liabilities. The net impact has been disclosed in the consolidated statements of income as a cumulative effect adjustment of a change in accounting principle.

The pro forma effect of the application of SFAS 143 on net income for the year ended December 31, 2002, as if the statement had been adopted on January 1, 2002 (rather than January 1, 2003), including an associated pro forma asset retirement obligation on that date of $29.9 million (unaudited), would have been to increase net income by $1.5 million (unaudited).

A reconciliation of the Company’s asset retirement obligation for estimated future plugging and abandonment costs for the year ended December 31, 2003 is as follows (in thousands):

Asset retirement obligation, December 31, 2002	$—
Plugging accrual reclassification	1,979
Cumulative effect adjustment	31,085
Liabilities incurred	1,483
Liabilities settled	(1,013)
Accretion expense	2,657
Revision of estimated future cash flows	(3,364)

Asset retirement obligation, December 31, 2003	$32,827

12. Arbitration settlement gain

In December 2002, the Company received an arbitration settlement of approximately $1.6 million as compensation in connection with a gas purchase arrangement with a refining company. The arbitration settlement gain is reflected as a component of interest and other income, net of $144,000 of legal expenses.

13. Supplemental information on oil and gas activities

The following summarizes selected information with respect to the Company’s oil and gas producing activities in accordance with SFAS 69, Disclosures About Oil and gas Producing Activities, an amendment of FASB Statements 19, 25, 33, and 39:

	December 31
(in thousands)	2001	2002	2003

Costs incurred:
Acquisition	$4,056	$20,211	$8,762
Development	36,098	38,161	41,064
Exploration	7,080	8,369	8,764

Total costs incurred	$47,234	$66,741	$58,590

The amounts presented above related to the costs incurred in connection with the Company’s oil and gas activities during 2003 do not include any costs capitalized in connection with the adoption of SFAS 143. SFAS 143 costs that were capitalized during 2003 include $27.4 million of costs capitalized upon the adoption of the new accounting standard, $1.5 million of costs capitalized for new wells drilled during the year, and $3.4 million of capitalized cost reductions related to changes in estimates of the timing of future cash flows.

Proved oil and gas reserve information (unaudited)

The Company’s proved oil and gas reserves are located in the United States. Proved reserves are those quantities of crude oil and natural gas which, upon analysis of geological and engineering data, can with reasonable certainty be recovered in the future from known oil and gas reservoirs. Proved developed reserves are those proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage.

	Crude oil	Natural gas
(in thousands)	(Bbls)	(Mcf)

Quantities of proved reserves
Balance, January 1, 2001	12,398	406,930
Revisions of estimates	(1,865)	(53,412)
Extensions, discoveries and additions	117	27,108
Purchases	—	2,860
Sales	(14)	(380)
Production	(647)	(19,894)

Balance, December 31, 2001	9,989	363,212
Revisions of estimates	1,482	41,038
Extensions, discoveries and additions	560	34,670
Purchases	20	21,827
Sales	(52)	(3,026)
Production	(622)	(21,029)

Balance, December 31, 2002	11,377	436,692
Revisions of estimates	(316)	12,460
Extensions, discoveries and additions	246	29,169
Purchases	381	2,113
Sales	(11)	(1,272)
Production	(622)	(22,307)

Balance, December 31, 2003	11,055	456,855

Quantities of proved developed reserves
December 31, 2001	4,514	198,211

December 31, 2002	5,453	263,126

December 31, 2003	5,772	268,000

The revisions that occurred during 2003 include (316) Mbbls of oil and 12,460 Mmcf of gas, a portion of which became economic due to higher commodity prices at December 31, 2003. The average prices used at December 31, 2003 to estimate the reserve information were $29.34 per barrel for oil and $6.47 per Mcf for gas using the benchmark NYMEX prices of $32.52 per barrel and $6.19 per Mmbtu. The average prices used at December 31, 2002 were $28.39 per barrel for oil and $5.12 per Mcf for gas using the benchmark NYMEX prices of $31.17 per barrel and $4.75 per Mmbtu.

The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Standardized Measure) is a disclosure requirement under SFAS No. 69. The

Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

Future cash inflows were estimated by applying year end prices to the estimated future production less estimated future production costs based on year end costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

Standardized Measure

	December 31
(in thousands)	2001	2002	2003

Future cash inflows	$1,292,238	$2,559,262	$3,461,946
Future costs:
Production	(417,963)	(609,514)	(616,214)
Development	(212,434)	(277,181)	(486,749)
Future net cash flows	661,841	1,672,567	2,358,983

Income taxes (Note 2)	—	—	—
Total undiscounted future net cash flows	661,841	1,672,567	2,358,983
10% discount factor	(381,848)	(966,250)	(1,379,505)

Standardized measure	$279,993	$706,317	$979,478

Changes in Standardized Measure

	Years ended December 31
(in thousands)	2001	2002	2003

Standardized measure, beginning of year	$1,425,887	$279,993	$706,317
Revisions:
Prices	(1,130,288)	345,768	262,623
Quantities	(56,467)	81,415	22,391
Estimated future development costs	30,290	31,509	37,025
Accretion of discount	142,589	27,999	70,632
Income taxes (Note 2)	—	—	—

Net revisions	(1,013,876)	486,691	392,671
Purchases	2,500	35,786	9,319
Extensions, discoveries and additions	24,308	62,016	64,941
Production	(73,514)	(76,941)	(82,958)
Sales	(406)	(5,444)	(2,840)
Changes in timing and other	(84,906)	(75,784)	(107,972)

Standardized measure, end of year	$279,993	$706,317	$979,478

Prospectus

$125,000,000

Debt securities

Common stock
Preferred stock
Depositary shares
Warrants
Guarantees of debt securities
and
6,221,343 shares of common stock

Range Resources Corporation (“Range”) may offer and sell from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering, with an aggregate initial offering price of up to $125,000,000:

•	debt securities;

•	common stock;

•	preferred stock;

•	depositary shares relating to preferred stock of Range;

•	warrants to purchase debt securities, common stock or preferred stock; and

•	guarantees of one or more subsidiaries of Range of the payment of debt securities issued by Range.

In addition, selling stockholders of Range identified in this prospectus may offer and sell from time to time up to 6,221,343 shares of Range common stock. We will provide specific terms of the securities to be sold by Range or the selling stockholders in supplements to this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “RRC.”

You should read this prospectus and any supplement carefully before you invest. In particular, read the section of this prospectus entitled “Risk factors” beginning on page 5 to understand the risks that may be associated with purchase of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 24, 1999

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Selling stockholders of Range may also use this prospectus to sell up to 6,221,343 shares of our common stock that they hold. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Each time a selling stockholder sells common stock, we will provide a prospectus supplement that contains specific information about the identity of the selling stockholder and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Forward-looking statements

In this prospectus, we make forward-looking statements. We cannot assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and the documents that are incorporated by reference into this prospectus. Some of the risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	the difficulties encountered in delivering oil and natural gas to commercial markets;

•	changes in customer demand;

•	the uncertainty of our ability to attract capital;

•	changes in the extensive government regulations regarding the oil and natural gas business; and

•	compliance with environmental regulations.

The information contained in this prospectus, including the information set forth under the heading “Risk Factors,” identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Range

Range is an independent oil and gas company operating in the following core areas of operation: the Appalachian, Permian, Midcontinent and Gulf Coast regions. Range seeks to build value through a balanced approach of low-risk development and acquisition, higher-risk exploitation and exploration and producer financing. Through its Independent Producer Finance (“IPF”) subsidiary, Range engages in producer activities by purchasing term overriding royalties in oil and gas properties.

In pursuing this strategy, Range has concentrated its activities in selected geographic areas. In each core area, we have established operating, engineering, geoscience, marketing and acquisition expertise. At December 31, 1998, Range had combined proved reserves totaling 796 Bcfe, having a pre-tax present value at constant prices on that date of $555 million. On an Mcfe basis, the reserves are 80% natural gas, are 80% operated by Range and have a reserve life index in excess of 13 years. The reserve life index is a measure of the estimated life of our reserves and is calculated by dividing the proven reserves at the end of a year by the production during that year. The after-tax present value (“standardized measure”) of the Company’s reserves at December 31, 1998 was $517 million.

In August 1998, the stockholders of Lomak Petroleum, Inc. (“Lomak”) approved the acquisition via merger (the “Merger”) of Domain Energy Corporation (“Domain”). As a result of the Merger, Domain became a wholly-owned subsidiary of Lomak. Simultaneously, Lomak stockholders approved changing our name to Range Resources Corporation. Range’s common stock is listed on the New York Stock Exchange under the symbol “RRC.” Our executive offices and operating headquarters are located at 500 Throckmorton Street, Fort Worth, Texas 76102, and our telephone number at those offices is (817) 870-2601.

Risk factors

In addition to the other information in this prospectus, you should carefully consider and evaluate all of the information relating to the following risk factors.

Oil and gas prices are volatile and extended declines in oil and gas prices can affect our business.

Historically the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to a variety of factors beyond our control. These factors include:

•	weather conditions in the United States and elsewhere;
•	economic conditions in the United States and elsewhere;
•	actions of the Organization of Petroleum Exporting Countries (“OPEC”);
•	governmental regulation;
•	political stability in the Middle East and elsewhere;
•	the supply and demand of oil and gas;
•	the price of foreign imports; and
•	the availability and prices of alternative fuel sources.

Any substantial prices of and demand for oil and gas would impact many aspects of our business such as:

•	our revenues, cash flows and earnings;

•	the value of our oil and gas properties;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our operations and the cost of that capital; and

•	the profit or loss we incur in exploring for and developing our reserves.

Volatile oil and gas prices make it difficult to estimate the value of producing properties we may acquire and also make it difficult for us to budget for and project the return on acquisitions and development and exploitation projects.

You should not place undue reliance on reserve information because reserve information represents estimates.

This prospectus contains estimates of our oil and gas reserves and the future net revenues from those reserves which we and our independent petroleum consultants have prepared. Reserve engineering is a subjective process of estimating our recovery from underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of our reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of our economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations by governmental agencies; and

•	assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and costs to restore or increase production on a producing well.

Because reserve estimates are to some degree speculative, our estimates of

•	the quantities of oil and gas that we ultimately recover;
•	our production and operation costs;
•	the amount of timing of our future development expenditures; and
•	our future oil and gas sales prices

may all vary from those assumed in our estimates and such variances may be material. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves reported in this prospectus. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

We may be unable to replace reserves which we have produced.

Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Our proved reserves will decline as they are produced unless we conduct successful exploration or development activities or acquire properties containing proved reserves. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves and that we will drill productive wells at economic returns. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating well is uncertain, and our drilling or production may be curtailed or delayed as a result of many factors.

Risks associated with our IPF program may affect our revenues.

Our Independent Producer Finance (“IPF”) program involves an up-front cash payment for the purchase of a term overriding royalty interest through which we receive an agreed upon share of revenues from identified properties. The producer’s obligation to deliver these revenues to us is nonrecourse to the producer. The producer generally is not liable to us for any failure to meet its payment obligation unless the producer fails to operate prudently, there is a title failure or certain other events within the producer’s control occur. Consequently, our ability to realize successful investments through our producer finance business is subject to our ability to estimate accurately the volumes of recoverable reserves from which the applicable production payment is to be discharged and the operator’s ability to recover these reserves. Because our interest constitutes a property interest, if a producer is declared bankrupt or insolvent, our interest would be outside of the reach of the producer’s creditors. However, if a creditor, the producer as debtor-in-possession or a trustee for the producer in a bankruptcy proceeding were to argue successfully that the transaction should be characterized as a loan, we may have only a creditor’s claim for repayment of the amounts advanced. Our ownership in these production payments is a non-operating interest. As a result, our ownership of these production payments should not expose us to liability resulting from the ownership of direct working interests, such as environmental liabilities and liabilities for personal injury or death or property damage. Finally, the producer’s obligation to deliver a specified share of revenues to us is subject to the ability of the burdened reserves to produce such revenues. As a result, we bear the risk that future revenues we receive will be insufficient to amortize the purchase price we paid for the interest or to provide any investment return to us.

Our development and exploration risks may increase as we increase our development and exploration activities.

We intend to increase our development and exploration activities. Exploration drilling, and to a lesser extent development drilling, involve a high degree of risk that we might not obtain commercial production or that the production will be insufficient to recover our drilling and completion costs. The cost of drilling, completing and operating wells is uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including

•	title problems,
•	weather conditions,
•	compliance with governmental requirements and
•	shortages or delays in the delivery of equipment.

Furthermore, completion of a well does not assure us a profit on our investment or the recovery of our drilling, completion and operating costs.

Our future acquisitions may be subject to risks arising from ownership of real property.

We intend to continue acquiring oil and gas properties. It generally is not feasible for us to review in detail every individual property we acquire. Ordinarily, our review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when we do perform an inspection.

Weather, unexpected subsurface conditions and other unforseen operating hazards may adversely impact our oil and gas activities.

The oil and gas business involves a variety of operating risks such as

•	unexpected formations or pressures which may require a well to be re-drilled or other corrective action to be taken,

•	uncontrollable flows of oil, gas, brine or well fluids into the environment, and

•	blowouts, cratering, fires, explosions, pipeline ruptures or spills.

The occurrence of any of these events could result in

•	personal injuries,
•	loss of life,
•	property or equipment damage,
•	environmental pollution,
•	suspension of operations, and
•	substantial financial losses.

Although we carry insurance which we believe is reasonable, we are not fully insured against all risks. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and results of operations.

From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which we own an interest have been subject to production curtailments. The curtailments vary from a few days to several months. In most cases, we are provided only limited notice as to when production will be curtailed and the duration of such curtailments.

Certain of our properties are located offshore in the Gulf of Mexico and are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions. Offshore operations are also subject to more extensive governmental regulation.

We may not have production to offset hedges; by hedging, we may not benefit from price increases.

Part of our business strategy is to reduce our exposure to the volatility of oil and gas prices by hedging a portion of our production. We enter into short positions through fixed price swaps or options. We do not generally trade directly utilizing NYMEX futures. Our hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. We may in the future enter into oil and natural gas futures contracts, options and swaps.

Our hedging activities are subject to a number of risks including instances in which

•	our production is less than we expected,

•	there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those points to which we typically deliver our production, or

•	our customers or the counterparties to our futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas.

Additionally, our fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. We may in the future increase the percentage of our production covered by hedging arrangements.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may

•	require that we acquire permits before commencing drilling,

•	restrict the substances that can be released into the environment in connection with drilling and production activities,

•	limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, or

•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

Our chairman has a business interest in another oil and gas company that could compete with our business.

Our Chairman, Thomas J. Edelman, is also the Chairman, President and Chief Executive Officer of Patina Oil & Gas Company (“Patina”), a publicly traded oil and gas company. We currently have no existing business relationships with Patina, and Patina does not own any of our securities. However, as a result of Mr. Edelman’s position in Patina, conflicts of interests may arise between Patina and us. We have board policies that require Mr. Edelman to give us notification of any potential conflicts that may arise between Patina and us. We cannot assure you that we will not compete with Patina for the same acquisition or encounter other conflicts of interest.

We face a threat of business disruption from the year 2000 issue.

The year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information, stemming from the outdated programming practice of using two digits rather than four to represent the year in a date. The consequence of the year 2000 issue is that computer and embedded processing systems are at risk of malfunctioning, particularly during the transition from 1999 to 2000. The effects of the year 2000 issue are exacerbated by the interdependence of computer and telecommunications systems throughout the world. This interdependence also exists among Range and our vendors, customers and business partners, as well as with regulators in the United States.

Our operations are highly dependent on automation. The risks to us associated with the year 2000 issue fall into three general areas:

•	failure of our financial and administrative systems which could result in our receiving incorrect information upon which we base decisions;

•	failure of the embedded systems which control our highly automated production facilities; and

•	failure of our suppliers and purchasers to correct their year 2000 problems.

Please read our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q, both of which are incorporated by reference into this prospectus, for a discussion of our preparedness with respect to year 2000 issues.

Use of proceeds

Unless we specify otherwise in the applicable prospectus supplement, the net proceeds from the sale of securities we offer will be used for general corporate purposes, which may include:

•	repaying debt;
•	redeeming or repurchasing securities of Range or any subsidiary;
•	providing working capital; and
•	funding expenditures, including paying for exploration, development and acquisitions.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes. We will not receive any of the proceeds from the sale of common stock that the selling stockholders offer.

Ratios of earnings to fixed charges and

earnings to fixed charges and preferred stock dividends

Our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

Year ended December 31	1994	1995	1996	1997		1998

Ratio of earnings to fixed charges	2.0x	2.1x	3.6x	(a	)	(a	)
Ratio of earnings to fixed charges and preferred stock dividends	1.7x	1.9x	2.7x	(a	)	(a	)

(a)	Our historical earnings for the years ended December 31, 1997 and 1998 were insufficient to cover our fixed charges. The amounts of the deficiencies were $35.2 million and $229.6 million in 1997 and 1998, respectively, for the ratio of earnings to fixed charges and $37.5 million and $232.0 million, respectively, for the ratio of earnings to fixed charges and preferred stock dividends.

These ratios are based on continuing operations. “Earnings” is determined by adding:

•	income before income taxes, and
•	fixed charges, net of interest capitalized.

“Fixed charges” consist of interest (whether expensed or capitalized) and that portion of rentals considered to be representative of the interest factor. “Fixed charges and preferred stock dividends” represent fixed charges (as described above) and preferred stock dividend requirements of Range.

Description of debt securities

The debt securities will be issued under an indenture between us and a trustee chosen by us. The trustee for each series of debt securities will be identified in the applicable prospectus supplement.

The following description highlights the general terms and provisions of the debt securities. The summary is not complete. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the indenture.

General

Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our Senior Indebtedness.

The indenture does not limit the aggregate principal amount of debt securities that can be issued. The debt securities may be issued in one or more series as may be authorized from time to time by Range.

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate (or method of determining the rate) which the debt securities will bear and the interest payment dates for the debt securities;

•	the place where we will pay (or the method of payment of) principal, premium and interest on the debt securities;

•	any optional redemption periods and prices;

•	whether we will issue the debt securities in registered or bearer form;

•	any special provisions relating to bearer securities or global securities representing individual bearer securities;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any rights of the holders of the debt securities to convert or exchange the debt securities into or for other securities or property and the terms and conditions of the conversion or exchange;

•	the denominations in which we will issue the debt securities, if other than $1,000 and any integral multiple thereof;

•	the manner in which we will determine the amounts of principal, premium or interest payments on the debt securities if these amounts may be determined by reference to an index or based on a formula;

•	if prior to maturity the actual principal amount of the debt securities payable at maturity is not determinable, the manner in which we will determine the deemed principal amount of the debt securities payable at maturity;

•	any changes or additions to the defeasance or discharge provisions;

•	the currency in which we will pay principal, premium and interest on the debt securities if other than the United States dollar;

•	if other than the entire principal amount, the portion of the principal amount of the debt securities (a) payable if the maturity of the debt securities is accelerated or (b) provable in bankruptcy;

•	any provisions relating to any security provided for the debt securities;

•	any change in or addition to the events of default;

•	whether we will issue the debt securities in the form of global securities and the terms and conditions of the global securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars with respect to the debt securities;

•	any change or addition to the covenants, definitions or to the provisions relating to our consolidation, merger, sale or conveyance of assets;

•	the terms of any guarantee of the debt securities;

•	any subordination provisions relating to the debt securities;

•	the dates for certain required reports to the trustee relating to debt securities which do not bear interest; and

•	any other terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that may be authorized by us.

We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will describe in a prospectus supplement the United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount. We will also describe in a prospectus supplement the special United States federal income tax considerations or other restrictions or terms applicable to debt securities issuable in bearer form, offered exclusively to foreigners or denominated in a foreign currency.

Denominations, registration, transfer and payment

Range may issue the debt securities in registered form without coupons, in bearer form with or without coupons or in the form of one or more global securities, as described below under the heading “Global Securities.” Unless specified by us otherwise in the prospectus supplement, registered securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple of $1,000. Global securities will be issued in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security. The denomination of debt securities denominated in a foreign or composite currency will be described in a prospectus supplement. If debt securities are issuable as bearer securities, certain special limitations and considerations, which will be described in a prospectus supplement, will apply.

You may present registered securities for exchange or transfer at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose, without payment of any service charge except for any tax or governmental charge. Bearer securities will be transferable only by delivery. We will describe the specific terms for the exchange of bearer securities in a prospectus supplement.

Range will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. Range may choose to make any interest payment on a registered security (a) by check mailed to the address of the holder as such address shall appear in the register or (b) if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register. Range will make interest payments to the person in whose name the debt security is registered at the close of business on the day specified by Range. We will make no payment of principal, premium or interest on bearer securities at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

Global securities

We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary, that represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with such depositary (“participants”). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders of the debt securities. The laws of some States require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.

Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.

We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s or its nominee’s records. We also expect that payments by participants to owners of beneficial interest in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants.

If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Range within ninety days, Range will issue individual debt securities in exchange for such global security. In addition, Range may at any time in its sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.

None of Range, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and Range, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

Subordination

Debt securities may be subordinated to Senior Indebtedness to the extent set forth in the applicable prospectus supplement. Range currently conducts substantially all its operations through subsidiaries, and, subject to the terms of any guarantee that may be entered into in connection with the issuance of a series of debt securities, the holders of debt securities, whether or not subordinated debt securities, will generally have a junior position to the creditors of Range’s subsidiaries.

Under the indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all debt of Range designated as “Senior Indebtedness.” Upon distribution of Range’s assets to our creditors or upon the liquidation or dissolution of Range or in a bankruptcy or similar proceedings relating to Range or its property, holders of our Senior Indebtedness will be entitled to receive payment in full in cash before the holders of the subordinated debt securities can receive any payment with respect to the subordinated debt securities. The indenture also provides that no payment of principal, interest and any premium on the subordinated indebtedness securities may be made in the event:

•	we fail to pay the principal, interest or any premium on any senior indebtedness within any applicable grace period, or

•	any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated.

Additionally, if we otherwise have a default with respect to Senior Indebtedness and the maturity of the Senior Indebtedness could be accelerated as a result of such default, then the representatives of the holders of such indebtedness that has been designated as “Designated Senior Indebtedness” may require that we suspend any payment on the subordinated debt securities for a period of 180 days. Not more than one blockage period may occur in any consecutive 360-day period.

Senior Indebtedness means our indebtedness that is designated as such by our board of directors or in a supplemental indenture at the time that the terms of the subordinated debt are established. The indenture will not limit the amount of Senior Indebtedness that we may incur.

By reason of the subordination, in the event of Range’s insolvency, our creditors who are holders of senior indebtedness, as well as certain general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Consolidation, merger or sale of assets

The indenture generally permits a consolidation or merger between us and another corporation or other entity. It also permits the sale or lease by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation or other entity shall assume all of our responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the covenants in the indenture.

We are only permitted to consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indenture. The remaining or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor entity may exercise our rights and powers under the indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we consolidate or merge with or into any other entity or sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under the indenture and under the debt securities.

Modification of indenture

We may modify the indenture, without prior notice to or consent of any holders, for any of the following purposes:

•	to evidence the succession of another person to our rights and the assumption by the successor of our covenants and obligations in the indenture and the debt securities;

•	to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in the indenture;

•	to add any events of default;

•	to cure any ambiguity, defect or inconsistency, to secure the debt securities, or to make any change that does adversely affect the rights of any holders;

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act;

•	to add to or change any provision of the indenture to provide that bearer securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so long as any such action does not adversely affect the interests of the holders of debt securities nor permit or facilitate the issuance of debt securities of any series in uncertificated form;

•	to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior debt under such provisions;

•	to add guarantees for any or all of the debt securities or to secure any or all of the debt securities;

•	to make any change that does not adversely affect the rights of any holder;

•	to add to, change or eliminate any provision of the indenture, so long as any such addition, change or elimination will (a) neither apply to any debt security of any series created prior to the modification which is entitled to the benefit of the provision nor modify the rights of the holders of any such debt security with respect to the provision or (b) become effective only when there is no debt security outstanding;

•	to evidence and provide for a successor or other trustee with respect to the debt securities of one or more series and to add to or change any provision of the indenture to provide for or facilitate the administration of the indenture by more than one trustee;

•	to establish the form or terms of debt securities and coupons of any series; and

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities.

We may modify and amend the indenture with the written consent of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments; provided, however, that such modifications may not, without the consent of the holder of each outstanding debt security of each series affected thereby:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon;

•	reduce the principal of or extend the stated maturity of any debt security;

•	reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

•	make any debt security or coupon payable in a currency other than that stated in the debt security;

•	in the case of any subordinated debt security or related coupons, make any change in the subordination provisions of the indenture that adversely affects the rights of any holder under the provisions;

•	release any security that may have been granted with respect to the debt securities;

•	impair the right of a holder of debt securities to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of or with respect to such holder’s debt securities;

•	make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent;

•	change any obligation of Range provided for in the indenture to pay additional interest with respect to bearer securities; or

•	limit the obligation of Range to maintain a paying agency outside the United States for payment on bearer securities or limit the obligation of Range to redeem certain bearer securities.

Events of default

“Event of Default”, with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to pay the principal or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment when due;

•	failure to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	failure to perform any other covenant with respect to that series in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of Range or a significant subsidiary that has guaranteed the payment of such series of debt securities;

•	the entry of a judgment in excess of $20 million against Range or such significant subsidiary which is not covered by insurance and not discharged, waived or stayed; or

•	any other event of default included in the indenture or any supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

If an event of default relating to certain events in bankruptcy, insolvency or reorganization of Range occurs and continues, the entire principal of all the debt securities of all series will be due and payable immediately. If any other event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or in the making of any sinking fund payment) if it considers such withholding of notice to be in the interests of the holders.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. No holder of any debt security can institute any action or proceeding with respect to the indenture unless the holder gives written notice of an event of default to the trustee, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series shall have requested the trustee to institute the action or proceeding and has appropriately indemnified the trustee, and the trustee has failed to institute the action or proceeding within a specified time period.

Satisfaction and discharge of the indenture; defeasance

Discharge. Except as described below, we will be discharged from our obligations under the indenture with respect to any series of debt securities by either paying the principal of, any premium and interest on all of the outstanding debt securities of such series when due and payable or delivering to the trustee all outstanding debt securities of such series for cancellation. We will not be able to discharge the following obligations:

•	the rights of holders of debt securities to receive payments of principal, premium and interest, if any, when due;

•	our obligation to issue temporary debt securities or to replace mutilated, lost, destroyed or stolen debt securities;

•	our obligation to maintain an office or agency for payments to holders of debt securities; and

•	the rights, powers, trusts, duties and immunities of the Trustee.

Legal Defeasance. We may be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series. If that happens, payment of the debt securities of such series may not be accelerated because of an event specified as an event of default with respect to such debt securities, and the holders of the debt securities of such series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We may be discharged only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

Covenant Defeasance. We may omit to comply with certain restrictive covenants contained in the indenture and any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities of any series. We may omit to comply with such covenants only if, among other things:

•	we deposit with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series; and

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance.

Effect of Discharge and Defeasance. Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisors as to the tax consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

The trustee

We may appoint a separate trustee for any series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business and the trustee may own debt securities and serve as trustee under our other indentures.

Governing law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Description of other indebtedness

Credit facility

We maintain a $400 million revolving bank facility (the “Credit Facility”) with a syndication of 11 banks for which Bank One Texas, N.A. is the administrative agent. The Credit Facility provides for a borrowing base, which is subject to semi-annual redeterminations. At April 30, 1999, the borrowing base on the facility was $385 million of which $16.9 million was available to be drawn. Interest is payable quarterly and the loan matures in February 2003. A commitment fee is paid quarterly on the undrawn balance at a rate of .25% to .375% depending upon the percentage of the borrowing base not drawn. It is our policy to extend the term period of the Credit Facility annually. Until amounts under the Credit Facility are reduced to $300 million or the redetermined borrowing base, the interest rate will be LIBOR plus 1.75% and increased to LIBOR plus 2.0% on May 1, 1999. When outstanding amounts are reduced to levels at or below $300 million or the redetermined borrowing base, the interest rate on the Credit Facility will return to interest at prime rate or LIBOR plus .625% to 1.125% depending on the percentage of borrowing base drawn. If amounts outstanding under the

Credit Facility exceed the higher of the redetermined borrowing base or $300 million on August 31, 1999, then we will have 10 days to repay any excess. At March 31, 1999, we classified $55.2 million of borrowings under the Credit Facility as current to reflect an estimate of the amounts outstanding that will be repaid during the next twelve months. The weighted average interest rates on these borrowings were 7.3% and 6.8% for the year ended December 31, 1997 and quarter ended March 31, 1999, respectively.

IPF credit facility

IPF has a $150 million revolving credit facility (the “IPF Facility”) with two banks for which Compass Bank is the agent and through which it finances its activities. The IPF Facility matures July 1, 2001 at which time all amounts owed thereunder are due and payable. The IPF Facility is secured by substantially all of IPF’s assets and is non-recourse to us. The Company has no obligations or rights as to the IPF Facility. The borrowing base under the IPF Facility is subject to redeterminations, which occur routinely during the year. On April 30, 1999, the borrowing base on the IPF Facility was $56.5 million, which was fully drawn. As such, IPF has no capacity to make any additional loans except through the use of operating cash inflows, which occur routinely throughout any given month. The IPF Facility bears interest at prime rate or interest at LIBOR plus a margin of 1.75% to 2.25% per annum depending on the total amount outstanding. Interest expense during the first quarter of 1999 amounted to $1.1 million and is included in IPF expenses on the statement of income. IPF pays a commitment fee quarterly on the average undrawn balance at a rate of 0.375% to 0.50%. Range has no obligations with respect to the commitment fee. If an interest or commitment fee goes unpaid for five days beyond a due date, the lenders may declare all obligations immediately due and payable. The weighted average interest rate on these borrowings was 7.2% on March 31, 1999.

8.75% Notes

Our $125 million principal amount 8.75% Senior Subordinated Notes due 2007 (the “8.75% Notes”) are not redeemable prior to January 15, 2002. Thereafter, the 8.75% Notes are subject to redemption at our option, in whole or in part, at redemption prices beginning at 104.375% of the principal amount and declining to 100% in 2005. The 8.75% Notes are our unsecured general obligations and are subordinated to all of our senior debt (as defined). The 8.75% Notes are guaranteed on a senior subordinated basis by all of our subsidiaries and each guarantor is our wholly owned subsidiary. The guarantees are full, unconditional and joint and several.

6% Debentures

Our $55 million principal amount 6% Convertible Subordinated Debentures Due 2007 (the “Debentures”) are convertible into shares of our Common Stock at the option of the holder at any time prior to maturity. The Debentures are convertible at a conversion price of $19.25 per share, subject to adjustment in certain events. Interest is payable semi-annually. The Debentures will mature in 2007 and are not redeemable prior to February 1, 2000. The Debentures are our unsecured general obligations subordinated to all of our senior indebtedness (as defined). During the second quarter of 1999, approximately $3.6 million of the Debentures were exchanged for 496,400 shares of Common Stock at the election of the Debenture holders.

5.75% Trust Convertible Preferred Securities

On October 16, 1997, we issued $120 million of 5 3/4% trust convertible preferred securities (the “Convertible Preferred Securities”) through a newly-formed affiliate Lomak Financing Trust (the “Trust”). The Trust issued 2,400,000 shares of the Convertible Preferred Securities at $50 per share. Each Convertible Preferred Security is convertible at the holder’s option into 2.1277 shares of Common Stock, representing a conversion price of $23.50 per share. During the second quarter of 1999, approximately $2.3 million of the Convertible Preferred Securities were exchanged for 202,145 shares of Common Stock at the election of the holders of the Convertible Preferred Securities.

The Trust invested the $120 million of proceeds in our 5 3/4% convertible junior subordinated debentures (the “Junior Debentures”). In return, we used the net proceeds from the issuance of the Junior Debentures to repay a portion of our credit facility. The sole assets of the Trust are the Junior Debentures. The Junior Debentures and the related Convertible Preferred Securities mature on November 1, 2027. We and the Trust may redeem the Junior Debentures and the Convertible Preferred Securities, respectively, in whole or in part, on or after November 4, 2000. For the first twelve months thereafter, redemptions may be made at 104.025% of the principal amount. This premium declines proportionally every twelve months until November 1, 2007, when the redemption price becomes fixed at 100% of the principal amount. If we redeem any Junior Debentures prior to the scheduled maturity date, the Trust must redeem Convertible Preferred Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Debentures we redeem.

We have guaranteed the payments of distributions and other payments on the Convertible Preferred Securities only if and to the extent that the Trust has funds available. Our guarantee, when taken together with our obligations under the Junior Debentures and related indenture and declaration of trust, provide a full and unconditional guarantee of amounts due on the Convertible Preferred Securities.

Description of capital stock

At August 6, 1999, our authorized capital stock consisted of:

•	10,000,000 shares of preferred stock, par value $1.00 per share, of which 1,149,840 shares designated as $2.03 Convertible Exchangeable Preferred Stock, Series C, were outstanding; and

•	50,000,000 shares of common stock, par value $.01 per share, of which 37,156,103 shares were outstanding.

Common stock

Dividends. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. Certain of our debt instruments restrict the payment of cash dividends. Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to cumulative voting rights.

Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer under this Prospectus and issue will also be fully paid and non-assessable.

Other Rights. Common stockholders are not entitled to preemptive rights. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “RRC.” Any additional common stock we issue will also be listed on the NYSE.

Preferred stock

The following sets forth certain general terms and provisions of our authorized serial preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement.

Our board of directors can, without approval of stockholders, issue one or more series of serial preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.

One series of serial preferred stock, designated $2.03 Convertible Exchangeable Preferred Stock, Series C, is currently outstanding. That series has the following principal terms:

•	Dividends. The $2.03 Convertible Preferred Stock bears an annual dividend rate of $2.03 payable quarterly. If dividends have not been paid on the $2.03 Convertible Preferred Stock, then we cannot redeem or pay dividends on our common stock or other shares of stock ranking junior to the $2.03 Convertible Preferred Stock.

•	Voting Rights. The holders of the $2.03 Convertible Preferred Stock are entitled to one vote for each share owned. Additionally, if dividends remain unpaid for six full quarterly periods, or if any future class of preferred stockholders is entitled to elect members of the board of directors based on actual missed and unpaid dividends, the number of members of our board of directors will be increased to such number as may be necessary to entitle the holders of the $2.03 Convertible Preferred Stock and such other future preferred stockholders, voting as a single class, to elect one- third of the members of the board of directors. No new serial preferred stock can be created with rights superior to those of the $2.03 Convertible Preferred Stock, as to dividends and liquidation rights, without the approval of the holders of a majority of the Convertible Preferred Stock.

•	Conversion. Each share is convertible into our common stock at a conversion price of $9.50 per share, subject to adjustment under certain circumstances. The conversion price will be reduced for a limited period (but to not less than $5.21) if a change in control or fundamental change of Range occurs at a time that the market price of our common stock is less than the conversion price.

•	Exchange. Range may exchange the $2.03 Convertible Preferred Stock for an aggregate of $28,750,000 principal amount of our 8.125% Convertible Subordinated Notes due December 31, 2005.

•	Redemption. We can redeem shares of $2.03 Convertible Preferred Stock at redemption prices declining from $26.00 in 1999 to $25.00 per shares in 2003 and thereafter, plus cumulative unpaid dividends.

•	Liquidation. In any liquidation, dissolution or winding-up, a holder of $2.03 Convertible Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share before any distribution to the holders of our common stock.

Certain provisions of our certificate of incorporation and law

Certain provisions in our Certificate of Incorporation may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. The Certificate of Incorporation provides that, unless the board of directors has previously approved of the transaction, certain mergers, consolidations, sales or leases of all or substantially all of our assets with or to a party who owns (or whose affiliates or associates own) 5% or more of a class of our stock require the affirmative vote of the holders of at least 80% of our voting stock.

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware which restricts certain “business combinations” between us and an “interested stockholder” or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” In general, the law defines an “interested stockholder” as a stockholder owning 15% or more of our outstanding voting stock. The law defines the term “business combination” to encompass a wide variety of transactions with an interested stockholder including mergers, consolidations, asset sales or other leases, transfers or exchanges of assets in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The restrictions do not apply if:

•	prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

•	on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Description of depositary shares

General

We may, at our option, elect to offer fractional shares of serial preferred stock, rather than full shares of serial preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock. We will specify that fraction in the prospectus supplement.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a depositary selected by us. The depositary will be a bank or trust company and will have its principal office in the United States and a combined capital and surplus of at least $50 million. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. We will issue depositary receipts to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that are filed as exhibits to the registration statement.

Dividends and other distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

If we make a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of depositary shares

Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as determined by the depositary.

Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the preferred stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and termination of the deposit agreement

We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will be required to pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and removal of depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will be required to forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performing in good faith our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons we believe to be competent and on documents we believe to be genuine.

Description of warrants

We may issue warrants to purchase debt securities (“debt warrants”), preferred stock (“preferred stock warrants”), or common stock (“common stock warrants,” and collectively with the preferred stock warrants, the “stock warrants”. We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will describe additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

Debt warrants

We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, which may include the following:

•	the title of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the aggregate number of the debt warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants;

•	the antidilution provisions of the debt warrants, if any;

•	the redemption or call provisions, if any, applicable to the debt warrants; and

•	any other terms of the debt warrants, including terms, procedures and limitations relating to the exercise of the debt warrants.

Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments principal, premium or interest on the securities purchasable upon the exercise.

Stock warrants

We will describe in the applicable prospectus supplement the terms of the preferred stock warrants or common stock warrants being offered, which may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of the warrants issued;

•	the designation and terms of the preferred stock or common stock for which the warrants are exercisable;

•	if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued and the number of the warrants issued with each share of preferred stock or common stock;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	the number of shares of preferred stock or common stock purchasable upon exercise of the warrants and the exercise price of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the warrants which may be exercised at any time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any antidilution provisions of the warrants;

•	any redemption or call provisions applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of warrants

Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

Description of guarantees

One or more subsidiaries of Range may issue guarantees in connection with debt securities offered by any prospectus supplement. The following summary of certain provisions of the guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the form of guarantee that will be filed with the SEC in connection with the offering of guarantees. Each guarantee will be issued pursuant to the indenture. The prospectus supplement for a particular issue of debt securities will describe the terms of the related guarantees, including the following:

•	the series of debt securities to which the guarantees apply;

•	whether the guarantees are secured or unsecured;

•	whether the guarantees are conditional or unconditional;

•	whether the guarantees are senior or subordinate to other guarantees or debt;

•	the terms under which the guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed debt securities; and

•	any additional terms of the guarantees.

Selling stockholders

The following table contains information concerning the beneficial ownership of the shares of common stock (the “Selling Stockholder Shares”) to be offered by the selling stockholders named below (the “Selling Stockholders”) in this offering. The shares of common stock to be offered by First Reserve Fund VII, Limited Partnership (“Fund VII”) were acquired in the Merger. The shares of common stock to be offered by Baird, Patrick & Co., Inc. (“Baird”) were issued to Baird in exchange for (i) shares of 5 3/4% Trust Convertible Preferred Securities issued by our subsidiary Lomak Financing Trust and (ii) our outstanding 6% Convertible Subordinated Debentures.

	Shares beneficially			Shares beneficially
	owned prior		Number of	owned after
	to offering		shares	offering
Name	Number	Percent	being offered	Number	Percent

First Reserve Fund VII, Limited Partnership(1)	5,522,798	14.7%	5,522,798	—	—
Baird, Patrick & Co., Inc.	698,545	1.9%	698,545	—	—

(1) Fund VII is the direct owner of the securities. First Reserve GP VII, L.P. (“GP VII”) assumed the debts and obligations of the general partner of Fund VII from First Reserve Corporation, the general partner of Fund VII on July 6, 1998. As a result, GP VII and its general partner First Reserve Corporation may be deemed to be a beneficial owner of Fund VII’s securities under the definition of beneficial ownership set forth in Rule 13d-3(a) under the Securities Act.

Plan of distribution

Securities offered by range

We may sell the offered securities within or outside the United States (a) through agents, (b) through underwriters or dealers, or (c) directly to one or more purchasers.

By agents

Offered securities may be sold through agents designated by us. Unless otherwise indicated in the prospectus supplement, the agents will act on a best efforts basis to solicit purchases for the period of their appointment.

By underwriters or dealers

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may also sell the offered securities pursuant to one or more standby agreements with one or more underwriters in connection with the call, redemption or exchange of a specified class or series of any securities of Range. In a standby agreement, the underwriter or underwriters would agree either:

•	to purchase from Range up to the number of shares of common stock that would be issuable upon conversion or exchange of all the shares of the class or series of securities of Range at an agreed price per share of common stock; or

•	to purchase from Range up to a specified dollar amount of offered securities at an agreed price per offered security, which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the common stock or any other security of Range than outstanding.

The underwriter or underwriters would also agree, if applicable, to convert or exchange any securities of the class or series held or purchased by the underwriter or underwriters into or for common stock or other security of Range. The underwriter or underwriters may assist in the solicitation of conversions or exchanges by holders of the class or series of securities.

If dealers are used in the sale of offered securities with respect to which this prospectus is delivered, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement thereto.

Direct sales; rights offerings

Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our securityholders.

Selling stockholder shares

The Selling Stockholders may sell the Selling Stockholder Shares within or outside the United States (a) through agents, (b) through underwriters or dealers or (c) directly to one or more purchasers.

The Selling Stockholder Shares may be sold in one or more transactions at fixed prices, at the prevailing market price at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of Selling Stockholder Shares may take place through transactions (which may involve crosses or block transactions)

•	on any national securities exchange or quotation service on which the Selling Stockholder Shares are listed at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on an exchange or in the over-the-counter market; or

•	through the writing and exercise of options.

At the time of any offering of Selling Stockholder Shares, Range will distribute a prospectus supplement, if required, providing the names of any underwriters, brokers/dealers or agents, or discounts, commissions and other terms. The Selling Stockholder Shares will be offered or sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, the Selling Stockholder Shares may not be offered or sold in any jurisdiction unless they have been registered or qualified for sale in that jurisdiction or unless the Selling Stockholder complies with any exemption from registration or qualification.

Range will pay all expenses of the registration of the Selling Stockholder Shares except that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any.

General information

Underwriters, dealers and agents that participate in the distribution of the securities we offer, and the Selling Stockholders as well as any underwriters, dealers and agents that they use in the sale of the Selling Stockholder Shares, may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

We and the Selling Stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

The offered securities may or may not be listed on a national securities exchange. Any underwriters or agents to or through whom the offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurances can be given that there will be a market for the offered securities.

Legal matters

Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas or another counsel named in the prospectus supplement, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

Arthur Andersen LLP, independent public accountants, have audited our financial statements for the year ended December 31, 1998 incorporated by reference in this prospectus. These financial statements are incorporated by reference herein in reliance upon their report and upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http:// www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available at the office of the New York Stock Exchange. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or the selling security holders sell all of the securities.

•	Annual Report on Form 10-K for the year ended December 31, 1998, dated March 15, 1999 (File No. 1-12209);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, dated May 13, 1999 (File No. 1-12209);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, dated August 12, 1999 (File No. 1-12209); and

•	The description of Range’s common stock contained in the registration statement on Form 8-A, dated July 16, 1996 (File No. 1-12209).

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

Range Resources Corporation

500 Throckmorton Street
Fort Worth, Texas 76102
Attention: Corporate Secretary
(817) 870-2601

10,000,000 shares

Common shares

Prospectus Supplement

JPMorgan	Friedman Billings Ramsey

Jefferies & Company, Inc.

Johnson Rice & Company L.L.C.

KeyBanc Capital Markets

Raymond James

June      , 2004

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus, as well as the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.